Exhibit 99.1

Hutchison China MediTech Limited Reports 2020 Full Year Results and Provides Business Updates and Evolves Corporate Identity

Company to Host Annual Results Call & Webcast Today at 1 p.m. GMT / 8 a.m. EST / 9 p.m. HKT

Hong Kong, Shanghai & Florham Park, NJ——Thursday, March 4, 2021:  Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM), an innovation-driven, commercial-stage biopharmaceutical company, today reports its audited financial results for the year ended December 31, 2020 and provides updates on key clinical and commercial developments.  The Company also intends to seek shareholders’ approval to change its name to HUTCHMED (China) Limited at its forthcoming Annual General Meeting.  For more information on the new corporate name, see 2020 Full Year Results & Business Updates—VI. Evolution of Our Corporate Identity.

2020 FULL YEAR RESULTS & BUSINESS UPDATES

“At the heart of HUTCHMED lies a prolific in-house novel drug discovery and development engine that has produced ten clinical-stage drug candidates and a further seven late-stage preclinical assets in oncology and immunology over the past fifteen years.” said Mr. Simon To, Chairman of HUTCHMED.  “Our aim is to bring these internally discovered and developed innovations to patients the world-over.”

“To support this strategic objective, we have built an oncology and immunology operation with around 1,200 personnel based mainly in our two core markets, China and the U.S.  In China, supported by a robust manufacturing infrastructure, our commercial team is now delivering impressive sales results on our first two oncology drugs, ELUNATE® in metastatic colorectal cancer and the recently launched SULANDA® in neuroendocrine tumors.  A New Drug Application was also submitted mid-last year for savolitinib in lung cancer and, subject to approval, it will be our third approved oncology drug and the first-in-class selective MET inhibitor on the market in China.”

“Outside China, our fast expanding international organization, led mainly from the U.S., is developing five un-partnered oncology drug candidates.  In 2020, it achieved three U.S. Food and Drug Administration fast track designations and initiated the rolling submission of surufatinib, our first U.S. New Drug Application filing.”

“Over the next three years, we will continue to grow our R&D and commercial organizations globally to support the anticipated launch of our oncology drugs in China, the U.S. and Europe.”

I. COMMERCIAL OPERATIONS

•                  Full year 2021 Oncology/Immunology consolidated revenues guidance $110-130 million (2020 actual: $30.2m) with in-house oncology commercial organization in China now expanded to over 420 personnel (end 2019: about 90) covering over 2,300 oncology hospitals and over 20,000 oncology physicians;

•                  ELUNATE® (fruquintinib) in-market sales increased 91% to $33.7 million1 (2019: $17.6m), as provided by Lilly2, during 2020 as a result of inclusion in the 2020 China NRDL3;

•                  Accelerating sales growth on ELUNATE® since Q4 2020 when HUTCHMED assumed responsibility for all on-the-ground medical detailing, promotion and local and regional marketing activities in China;

(Growth vs. Prior Period)		Lilly Sales Team	HUTCHMED Sales Team
	2020	Q1-Q3 2020	Q4 2020	Jan-Feb 2021*
ELUNATE® In-market Sales**	$33.7m (+91%)	$23.5m (+37%)	$10.2m (+2,051%)	$14.3m (+116%)
ELUNATE® Revenues consolidated by HUTCHMED***	$20.0m (+85%)	$12.8m (+53%)	$7.2m (+192%)	$10.2m (+269%)

* = Unaudited; ** = Represents total sales to third parties as provided by Lilly; *** = Represents manufacturing fees, commercial service fees and royalties paid by Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED.

•                  Launched SULANDA® (surufatinib) as a treatment for patients with advanced non-pancreatic NET4 in China in mid-January 2021 within three weeks of approval.  Unaudited sales of SULANDA® in January-February 2021, in its first two months on the market, were $4.9 million; and

•                  Established our U.S. commercial organization with the recruitment of senior leadership team based in New Jersey to prepare launch readiness for the potential surufatinib U.S. approval in late 2021 or early 2022.

II. REGULATORY ACHIEVEMENTS

China

•                Received China approval for SULANDA® from the China NMPA5 as a treatment for patients with advanced non-pancreatic NET in December 2020;

•                  Submitted a China NDA6 for savolitinib as a treatment for patients with MET7 Exon 14 skipping alteration NSCLC8.  The NDA was accepted in May 2020.  Priority Review status was granted in July 2020 and review is underway;

•                  Submitted a second China NDA for SULANDA® as a treatment for patients with advanced pancreatic NET.  The NDA was accepted in September 2020 and review is underway; and

•                  IND9 cleared for HMPL-295, a novel ERK10 inhibitor in the MAPK pathway11, in late 2020.

United States & Europe

•                  Initiated surufatinib U.S. FDA12 rolling submission of a NDA for the treatment of both pancreatic and non-pancreatic NET in December 2020;

•                  Secured U.S. FDA Fast Track Designations for surufatinib for the treatment of both pancreatic and non-pancreatic NET in April 2020;

•                  Received scientific advice from the EMA13 CHMP14 for surufatinib for the treatment of both pancreatic and non-pancreatic NET with no MAA15 filing issues identified;

•                  Secured U.S. FDA Fast Track Designation for fruquintinib for the treatment of advanced CRC16 in June 2020; and

•                  Cleared two U.S. FDA INDs for HMPL-306 in late 2020, in hematological malignancies and solid tumors.

III. CLINICAL DEVELOPMENT ACTIVITIES

Surufatinib (SULANDA® in China), a small molecule inhibitor of VEGFR17, FGFR18 and CSF-1R19 designed to inhibit tumor angiogenesis and promote the body’s immune response against tumor cells via tumor associated macrophage regulation; approved and launched in China

•                  Presented Phase III study in pancreatic NET (SANET-p) (NCT02589821) at the ESMO20 Congress 2020 and published simultaneously in The Lancet Oncology.  The study met all primary and secondary endpoints and supported NMPA NDA submission;

•                  Presented preliminary data of U.S. Phase Ib NET cohorts (NCT02549937) at the ASCO21 Conference 2020 in heavily pretreated patients with pancreatic or non-pancreatic NET, demonstrating encouraging efficacy in patients refractory or intolerant to AFINITOR® and SUTENT®;

•                  Presented pharmacokinetic and safety data of U.S. Phase Ib NET cohorts (NCT02549937) at the AACR22 Conference 2020, demonstrating similar profiles of surufatinib between Chinese and U.S. patients; and

•                  Presented Phase I dose-finding study for surufatinib plus TUOYI®, Junshi’s23 anti-PD-124 antibody, (NCT04169672) at the AACR Conference 2020.  Data demonstrated that surufatinib plus TUOYI® were well tolerated with encouraging antitumor activity in patients with advanced solid tumors.  In January 2020, we initiated a Phase II study in nine solid tumor indications in China.

Potential upcoming clinical and regulatory milestones for Surufatinib:

•                Complete the U.S. FDA rolling NDA submission for the treatment of both pancreatic and non-pancreatic NET in the first half of 2021;

•                Initiate a Phase Ib/II study of surufatinib in combination with tislelizumab (NCT04579757), BeiGene’s25 PD-1 antibody, in the U.S. in the first half of 2021;

•                  Submit the EU MAA for the treatment of both pancreatic and non-pancreatic NET in mid-2021;

•                  Present Phase II data for the SULANDA® plus TUOYI® combination in select indications in mid-2021;

•                  Receive China approval for patients with advanced pancreatic NET which may occur as early as the second half of 2021; and

•                  Initiate Phase III pivotal studies for the SULANDA® plus TUOYI® combination in select indications in the second half of 2021 and beyond.

Fruquintinib (ELUNATE® in China), a highly selective small molecule inhibitor of VEGFR 1/2/3 designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability; approved and launched in China

•                Initiated a global Phase III registration study (NCT04322539), the FRESCO-2 study, in refractory metastatic CRC.  FRESCO-2 is expected to enroll over 680 patients from over 150 sites in 14 countries.  The first patient was dosed in September 2020 in the U.S.;

•                  Presented preliminary data of U.S. Phase I/Ib colorectal cancer cohorts (NCT03251378) at the ESMO Congress 2020 in heavily pretreated metastatic CRC patients, demonstrating encouraging efficacy and tolerability in patients refractory or intolerant to STIVARGA® and LONSURF®;

•                  Completed second planned interim data review for a Phase III registration study (NCT03223376), the FRUTIGA study, in advanced gastric cancer.  Based on preset criteria the IDMC26 and Joint Steering Committees recommended that the trial continue with a sample size increase to ~700 patients; and

•                  Initiated a Phase II study for fruquintinib in combination with TYVYT®, Innovent’s27 PD-1 antibody, in four solid tumor indications (NCT03903705) in Q4 2020.

Potential upcoming clinical and regulatory milestones for Fruquintinib:

•                Initiate a Phase Ib/II study in the U.S. for fruquintinib in combination with tislelizumab (NCT04577963) in patients with advanced, refractory triple negative breast cancer in the first half of 2021;

•                  Present Phase Ib U.S. expansion data in metastatic CRC (NCT03251378) in mid-2021;

•                Present preliminary Phase Ib data for fruquintinib plus TYVYT® (NCT04179084) and fruquintinib plus geptanolimab (NCT03977090) in CRC in mid-2021;

•                  Initiate pivotal studies for the ELUNATE® plus anti-PD-1 antibody combination in select indications in the second half of 2021;

•                  Complete enrollment of the FRESCO-2 study (NCT04322539) in refractory metastatic CRC in late-2021; and

•                  Complete enrollment of the FRUTIGA study (NCT03223376) in advanced gastric cancer in late-2021;

Savolitinib, a highly selective small molecule inhibitor of MET being developed broadly across MET-driven patient populations in lung and gastric cancer and renal cell carcinoma

•                  Presented Phase II registration study (NCT02897479) for savolitinib in MET Exon 14 skipping mutation patients at the ASCO Conference 2020 which met study endpoints and supported NMPA NDA submission;

•                Presented Phase II data for the CALYPSO study (NCT02819596) for savolitinib in combination with IMFINZI®, AstraZeneca’s28 PD-L129 antibody, in PRCC30 patients at the ASCO GU31 Conference 2020 demonstrating encouraging synergy in efficacy and tolerability in line with single agent safety profiles;

•                  Presented Phase III data for the SAVOIR study (NCT03091192) for savolitinib in MET positive PRCC patients at the ASCO Conference 2020 showing a clear trend to superiority in efficacy and tolerability versus SUTENT® in first 60 patient data; and

•                Presented final Phase II data for TATTON (NCT02143466) at WCLC32 2020, a global exploratory study in NSCLC aiming to recruit patients with MET amplification who had progressed after prior treatment with EGFR33 inhibitors.  TATTON clearly confirmed the importance of the savolitinib plus TAGRISSO® combination.

Potential upcoming clinical and regulatory milestones for Savolitinib:

•                  Potential receipt of approval in China for the treatment of patients with MET Exon 14 skipping alteration NSCLC which may occur as early as Q2 2021, enabling a $25 million first sale milestone payment from AstraZeneca.  If approved, savolitinib would be the first-in-class selective MET inhibitor in China;

•                  Initiate global Phase III pivotal studies for the savolitinib plus IMFINZI® combination in MET positive PRCC in mid-2021;

•                  Initiate Phase II study with potential for registration intent for savolitinib in metastatic gastric cancer in China in mid-2021;

•                Conclude the SAVANNAH Phase II study (NCT03778229) for the savolitinib plus TAGRISSO® combination in NSCLC patients harboring EGFR mutation and MET amplification or overexpression.  SAVANNAH will inform final regulatory, biomarker and dose regimen strategy for global Phase III development in the second half of 2021; and

•                  Initiate two further pivotal Phase III studies in China in NSCLC patients in the second half of 2021.

HMPL-689, an investigative and highly selective small molecule inhibitor of PI3Kδ34 designed to address the gastrointestinal and hepatotoxicity associated with currently approved and clinical-stage PI3Kδ inhibitors

•                Presented Phase I dose escalation data (NCT03128164) for HMPL-689 in patients in China with relapsed/refractory lymphoma at the ASH35 Annual Meeting 2020 demonstrating encouraging efficacy and tolerability profile.

Potential upcoming clinical and regulatory milestones for HMPL-689:

•                  Complete Phase Ib expansion study (NCT03128164) and present interim data in the second half of 2021;

•                Initiate Phase II studies with potential for registration intent in China in multiple relapsed/refractory non-Hodgkin’s lymphoma indications during 2021;

•                Complete Phase I dose escalation in the U.S. and Europe (NCT03786926) in Q2 2021 and initiate Phase Ib expansion studies in multiple non-Hodgkin’s lymphoma indications; and

•                Complete U.S. FDA regulatory discussions in the second half of 2021 followed by the initiation of registration intent studies in indolent non-Hodgkin’s lymphoma by the end of 2021.

HMPL-523, an investigative and highly selective small molecule inhibitor of Syk36, an important component of the B-cell receptor signaling pathway, for the treatment of hematological cancers and immune disease

•                  Completed enrollment of Phase I dose escalation study (NCT03779113) in the U.S. and Europe; and

•                  Completed enrollment of Phase I/Ib study (NCT03951623) in China of HMPL-523 in ITP37.

Potential upcoming clinical and regulatory milestones for HMPL-523:

•                  Initiate a Phase III study in ITP in China in the second half of 2021.

HMPL-453, an investigative and highly selective small molecule inhibitor of FGFR 1/2/3

•                  Initiated a Phase II study (NCT04353375) in China in patients with advanced IHCC38 with FGFR239 fusion that had failed at least one line of systemic therapy.

HMPL-306, an investigative and highly selective small molecule inhibitor of IDH1/240 designed to address resistance to the currently marketed IDH inhibitors

•                  Initiated a Phase I dose escalation study (NCT04272957) in China in patients with relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation.

Potential upcoming clinical and regulatory milestones for HMPL-306:

•                  Initiate a Phase I dose escalation study in the U.S. in patients with relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation in the first half of 2021; and

•                  Initiate a Phase I dose escalation study in the U.S. in patients with solid tumors with an IDH1 and/or IDH2 mutation in the first half of 2021.

HMPL-295, an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK.

Potential upcoming clinical and regulatory milestones for HMPL-295:

•                  Initiate a Phase I study in China in mid-2021

Discovery, our in-house scientific team has been responsible for the discovery of all ten of our clinical drug candidates including our two approved oncology drugs ELUNATE® and SULANDA®

Potential upcoming discovery milestones:

•                  IND-enabling toxicity studies are underway for three additional in-house discovered oncology drug candidates, two small molecules and one antibody.  If the outcomes of these studies are as we anticipate, we will follow with IND submissions during 2021.

IV. MANUFACTURING OPERATIONS

•                Received surufatinib update to drug manufacturing license at our Suzhou manufacturing facility, following the NMPA approval in December 2020; and

•                Broke ground in December 2020 on our $130 million new Shanghai manufacturing facility designed to support a five-fold increase in small molecule drug product manufacturing capacity relative to our existing Suzhou facilities.  We plan also that in the future the Shanghai facility will also establish scale biologics manufacturing capability.

V. OTHER CORPORATE DEVELOPMENTS

•                Announced a clinical collaboration agreement with BeiGene in May 2020 to evaluate combining surufatinib and fruquintinib with BeiGene’s anti-PD-1 antibody tislelizumab, for the treatment of various solid tumor cancers, in the U.S., Europe, China and Australia;

•                  Announced a land compensation agreement in June 2020 with the Guangzhou government for the return of the remaining 34-year land-use rights on an unused plot of land under our HBYS41 joint venture in consideration for cash compensation of up to approximately $100 million; and

•                Announced a strategic partnership with Inmagene42 in January 2021 to further develop four novel preclinical drug candidates discovered by HUTCHMED for the potential treatment of multiple immunological diseases.

VI. EVOLUTION OF OUR CORPORATE IDENTITY

Today we announce the consolidation of the two corporate identities that we have used since our inception.  Hutchison China MediTech, or Chi-Med, has been used as our group identity, while Hutchison MediPharma has been the identity of our novel drug R&D43 operations under which our oncology products have been developed and are now being marketed.  We believe now is the right time to consolidate to a single and ubiquitous corporate identity that captures the history and brand equity we have built over the past twenty years.

Therefore, we have chosen to rename ourselves HUTCHMED.  The brand HUTCHMED will immediately replace Chi-Med as our abbreviated name.  We plan to formally change our group company name at our Annual General Meeting in April 2021, and the names of our key subsidiary companies over the balance of 2021.  Our ticker symbol, HCM, will remain unchanged on the Nasdaq Global Select Market and the AIM market of the London Stock Exchange. We have also changed our website to www.hutch-med.com. The information required pursuant to AIM Rule 26 may be found at this address.

VII. IMPACT OF COVID-19

The COVID-19 outbreak initially posed some challenges to our operations in 2020 resulting from restrictions in travel.  Our teams adapted quickly and were able to minimize the effect across our businesses.  We will continue to closely monitor the evolving situation.

FULL YEAR 2020 FINANCIAL RESULTS

Change in Segment Reporting:

As a consequence of our recent commercialization of both ELUNATE® and SULANDA® and the possible approval and launch of savolitinib during 2021, we have decided to change the manner in which we report segment results in our financial statements.  Effective from the year ended December 31, 2020, we will report two segments, (1) Oncology/Immunology, covering all activities related to oncology/immunology including sales, marketing, manufacturing and research and development with respect to our drugs and drug candidates; and (2) Other Ventures, which includes all other HUTCHMED businesses.  We have retrospectively revised prior period segment information to conform to current period presentation in the financial information contained in this announcement.

Cash, Cash Equivalents and Short-Term Investments were $435.2 million as of December 31, 2020 compared to $217.2 million as of December 31, 2019.

•                  Adjusted Group (non-GAAP44) net cash flows excluding financing activities were -$78.4 million (2019: -$82.3m) mainly due to Oncology/Immunology R&D spending and partially offset by dividends received from our non-consolidated joint ventures totaling $86.7 million (2019: $28.1m); and

•                  Net cash generated from financing activities in 2020 totaled $296.4 million (2019: -$1.5m) mainly resulting from a Nasdaq follow-on offering in January 2020 and two private placements to General Atlantic45 and CPP Investments46 completed in July and November 2020 respectively.

Revenues for the year ended December 31, 2020 was $228.0 million compared to $204.9 million in 2019.

•                  Oncology/Immunology consolidated revenues were $30.2 million (2019: $26.8m) comprised of $20.0 million (2019: $10.8m) in manufacturing revenues, promotion and marketing service revenues and royalties from the commercial sale of ELUNATE®; and $10.2 million (2019: $16.0m) in research and development service fee revenues primarily from AstraZeneca and Lilly; and

•                  Other Ventures consolidated revenues increased 11% (11% at CER47) to $197.8 million (2019: $178.1m) mainly due to continued sales growth of third-party prescription drug products.

Net Expenses for the year ended December 31, 2020 were $353.7 million compared to $310.9 million in 2019.

•                  Cost of Sales were $188.5 million (2019: $160.2m), the majority of which was the cost of third-party prescription drug products marketed through our profitable Other Ventures;

•                  R&D Expenses were $174.8 million (2019: $138.2m) mainly as a result of an expansion in the development of our ten novel oncology drug candidates. With six now in global development, our rapidly scaling international clinical and regulatory operations in the U.S. and Europe incurred expenses of $63.3 million (2019: $21.7m) while R&D expense in China was stable at $111.5 million (2019: $116.5m);

•                  SG&A48 Expenses were $61.3 million (2019: $52.9m) primarily due to increases in staff costs and share-based compensation to support expanding operations.  This included the build-up of a large-scale national oncology commercial infrastructure in China to support the launch of SULANDA® and the assumption of commercial responsibility on ELUNATE®; and

•                  Other Items49 generated net income of $70.9 million (2019: $40.4m) resulting primarily from an increase in our share of equity in the earnings from equity investees under our Other Ventures in China which delivered solid underlying net income growth of 7% (9% at CER) in 2020 and also benefited from a one-time land compensation gain of $28.8 million (2019: nil).

Net Loss attributable to HUTCHMED for the year ended December 31, 2020 was $125.7 million compared to $106.0 million in 2019.

•                  As a result, the net loss attributable to HUTCHMED in 2020 was $0.18 per ordinary share / $0.90 per ADS50 compared to net loss attributable to HUTCHMED of $0.16 per ordinary share / $0.80 per ADS, in 2019.

FINANCIAL SUMMARY

Condensed Consolidated Balance Sheet Data

(in $’000)

	As of December 31,
	2020	2019
Assets
Cash and cash equivalents and short term investments	435,176	217,168
Accounts receivable	47,870	43,254
Other current assets	47,694	56,600
Property, plant and equipment	24,170	20,855
Investments in equity investees	139,505	98,944
Other non-current assets	29,703	28,301
Total assets	724,118	465,122
Liabilities and shareholders’ equity
Accounts payable	31,612	23,961
Other payables, accruals and advance receipts	120,882	81,624
Long-term bank borrowings	26,861	26,818
Other liabilities	25,814	19,816
Total liabilities	205,169	152,219
Total Company’s shareholders’ equity	484,116	288,012
Non-controlling interests	34,833	24,891
Total liabilities and shareholders’ equity	724,118	465,122

Condensed Consolidated Statement of Operations Data

(in $’000, except share and per share data)

	Year Ended December 31,
	2020	2019
Revenues:
Oncology/Immunology — Marketed Products	19,953	10,766
Oncology/Immunology — R&D	10,262	16,026
Oncology/Immunology consolidated revenues	30,215	26,792
Other Ventures	197,761	178,098
Total revenues	227,976	204,890
Expenses:
Costs of revenues	(188,519)	(160,152)
Research and development expenses	(174,776)	(138,190)
Selling and general administrative expenses	(61,349)	(52,934)
Total expenses	(424,644)	(351,276)
Loss from Operations	(196,668)	(146,386)
Other income	6,934	5,281
Loss before income taxes and equity in earnings of equity investees	(189,734)	(141,105)
Income tax expense	(4,829)	(3,274)
Equity in earnings of equity investees, net of tax	79,046	40,700
Net loss	(115,517)	(103,679)
Less: Net income attributable to non-controlling interests	(10,213)	(2,345)
Net loss attributable to HUTCHMED	(125,730)	(106,024)
Losses per share attributable to HUTCHMED - basic and diluted	(0.18)	(0.16)
Number of shares used in per share calculation - basic and diluted	697,931,437	665,683,145
Losses per ADS attributable to HUTCHMED - basic and diluted	(0.90)	(0.80)
Number of ADSs used in per share calculation - basic and diluted	139,586,287	133,136,629

All amounts are expressed in U.S. dollar currency unless otherwise stated.

FINANCIAL GUIDANCE

We provide select Financial Guidance for 2021 below reflecting expected commercial progress on ELUNATE® and SULANDA® as well as the potential launch of savolitinib in mid-2021.  While we do not provide net cash flow guidance for 2021, we do expect an increase in investment to support the many new potential registration studies we plan this year as well as the continued expansion of our organization in China, the U.S. and Europe.

To support our growth plans, we continue to actively evaluate non-core assets divestment opportunities as well as monitor market conditions for seeking further listings on other stock exchanges such as Hong Kong and Shanghai.

	2020 Actual	2021 Guidance
Oncology/Immunology consolidated revenues	$30.2 million	$110 – 130 million

Use of Non-GAAP Financial Measures and Reconciliation — References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures.  Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

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Conference Call and Audio Webcast Presentation Scheduled Today at 1 p.m. GMT / 8 a.m. EST / 9 p.m. HKT —  Investors may participate in the call as follows: +44 20 3194 0569 (U.K.) / +1 646 722 4977 (U.S.) / +852 3027 6500 (Hong Kong), or access a live audio webcast of the call via HUTCHMED’s website at www.hutch-med.com/event/.

Additional dial-in numbers are also available at HUTCHMED’s website. Please use participant access code “38028560#.”

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FINANCIAL STATEMENTS

HUTCHMED will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

ANNUAL GENERAL MEETING

The Annual General Meeting of HUTCHMED will be held on Wednesday, April 28, 2021.  Notice of the 2021 Annual General Meeting will be published and issued to shareholders in due course.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has an extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe — Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia — Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group.  This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.  Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the impact of the COVID-19 pandemic or other health crises in China or globally; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM.  HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms.  Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data.  You are cautioned not to give undue weight to this data.  Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of over 600 scientists and staff (December 31, 2019: ~500), and an in-house oncology commercial organization of over 420 staff (December 31, 2019: ~90).

Currently, we have nine self-discovered oncology drug candidates in clinical trials in China, with six also in clinical development in the U.S. and Europe.  Our first two drug candidates, fruquintinib and surufatinib, have been approved and launched by our commercial organization in China.

MARKETED PRODUCT SALES

FRUQUINTINIB (ELUNATE® IN CHINA)

ELUNATE® was first commercially launched in China, marketed by our partner Lilly, starting in November 2018 for the treatment of advanced CRC.  Since launch, Lilly deployed a dedicated team of about 140 oncology commercial personnel to market ELUNATE® in China.  In January 2020, ELUNATE® was included in the NRDL thereby broadening access by advanced CRC patients in China.

In July 2020, we reached an agreement with Lilly for HUTCHMED to take over development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China.  Under the terms of the new agreement, HUTCHMED and Lilly will share gross profits linked to sales target performance.  Subject to meeting pre-agreed sales targets, Lilly will pay HUTCHMED an estimated total of 70% to 80% of ELUNATE® sales in the form of royalties, manufacturing costs and service payments.

Since taking on these commercial responsibilities in Q4 2020, HUTCHMED has deployed its dedicated team of over 420 oncology commercial personnel to market ELUNATE® with sales now increasing rapidly.

(Growth vs. Prior Period)		Lilly Sales Team	HUTCHMED Sales Team
	2020	Q1-Q3 2020	Q4 2020	Jan-Feb 2021*
ELUNATE® In-market Sales**	$33.7m (+91%)	$23.5m (+37%)	$10.2m (+2,051%)	$14.3m (+116%)
ELUNATE® Revenues consolidated by HUTCHMED***	$20.0m (+85%)	$12.8m (+53%)	$7.2m (+192%)	$10.2m (+269%)

* = Unaudited; ** = Represents total sales to third parties as provided by Lilly; *** = Represents manufacturing fees, commercial service fees and royalties paid by Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED.

In 2020, we estimate that ELUNATE® achieved approximately 15% penetration (patient share), based on our estimation of the size of the advanced CRC market in China, which would equate to approximately 8,400 patients receiving an average of 4.7 months of treatment (IQVIA).

Driven by inclusion in the NRDL, we are now rapidly expanding hospital pharmacy listings, one of the most important factors affecting broad-scale adoption of ELUNATE® in China.  In Q4 2020, we increased hospital listings by over 40% to approximately 280 and target to double this level of listings in 2021.  Our oncology commercial team currently covers over 2,300 oncology hospitals in China, with ELUNATE® prescriptions in hospitals without an in-house pharmacy listing being filled in external retail pharmacies.

We believe that the efficacy and safety benefits of ELUNATE®, combined with our deep commercial presence and execution, will position us well to significantly increase our market share in advanced CRC in China in the future.

SURUFATINIB (SULANDA® IN CHINA)

SULANDA® was first commercially launched in China in mid-January 2021 for the treatment of advanced non-pancreatic NET.  In China, there were an estimated 67,600 newly diagnosed NET patients in 2018, of which an estimated 60% were diagnosed with advanced NETs.  Considering the current incidence to prevalence ratio, there may be more than 300,000 patients living with the disease in China.

More than half of NET patients harbor tumors in the gastrointestinal tract.  As such, there exists major overlap between the oncology physicians and hospitals in China that treat advanced CRC with ELUNATE® and advanced gastrointestinal NETs with SULANDA®.  We expect that this synergy will enable us to effectively utilize our full oncology commercial organization to market both products.

In January-February 2021, the first two months on the market, the total unaudited sales of SULANDA® were $4.9 million.

A number of factors have contributed to the promising start for SULANDA® such as, (1) a larger and dedicated oncology commercial team covering over 300 cities in China; (2) extensive pre- and post-launch marketing programs to raise awareness among the over 20,000 oncology physicians in China; and (3) a pricing strategy aimed at maximizing patient access to SULANDA®.

Our aim is to have SULANDA® included in the 2022 NRDL.  Until then we are implementing a broad-scale, means tested, patient access program which could materially reduce out-of-pocket costs for patients.  We expect the average duration of treatment for SULANDA® for NET patients could be similar to the 9.2 months median PFS51 in non-pancreatic NET.  Competition in the advanced non-pancreatic NET market in China is limited with SULANDA® providing a unique mechanism of action against the disease.

With the initiation of rolling NDA submissions to the U.S. FDA for surufatinib in December 2020, we have begun to establish a U.S. oncology commercial organization with the recruitment of a senior leadership team based in New Jersey in preparation for a potential surufatinib U.S. launch in late 2021 or early 2022.

RESEARCH & DEVELOPMENT

SAVOLITINIB

Savolitinib is an oral, potent, and highly selective small molecule inhibitor of MET.  In global partnership with AstraZeneca, savolitinib has been studied in NSCLC, PRCC and gastric cancer in over 1,100 patients to date, both as a monotherapy and in combinations.

Savolitinib — Lung cancer:

MET plays an important role in NSCLC.  The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	MET Exon 14 skipping alteration	China	II Registration	NDA accepted (May 2020)	NCT02897479
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[52]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Ongoing	NCT03778229
Savolitinib + TAGRISSO®	2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	In planning	N/A
Savolitinib + TAGRISSO®	2L EGFR TKI[53] refractory NSCLC; MET+	China	III	In planning	N/A
Savolitinib + TAGRISSO®	Naïve patients with EGFRm & MET+	China	III	In planning	N/A

NDA accepted in MET Exon 14 skipping alterations NSCLC (NCT02897479) — An estimated 2-3% of NSCLC patients have MET Exon 14 skipping alterations, which lead to poor prognosis.  In late 2019, we completed a 70-patient Phase II registration study that was the basis for NDA, which was accepted by the China NMPA in May 2020.  Priority review status was granted in July 2020 and, subject to approval, launch is expected in mid-2021.

Results of the Phase II study were presented at ASCO in June 2020 and showed that as of the March 31, 2020 data cut-off, ORR54 was 49.2% and DCR55 was 93.4% in 61 efficacy evaluable patients.  Median DoR56 was 9.6 months (95% CI57 5.5—NR58) with maturity of 40%.  Median PFS was 6.9 months (95% CI 4.2—19.3) with maturity of 50%.  Median OS was 14.0 months (95% CI: 9.7—NR) with maturity of 46%.  Clinical data demonstrated an acceptable safety profile with a low AE59 related discontinuations rate of 14.3%.

EGFR TKI-resistance in NSCLC — MET-amplification is a major mechanism for acquired resistance to both first-generation EGFR TKIs, such as IRESSA® and TARCEVA®, as well as third-generation EGFR TKIs like TAGRISSO®.  As many as 30% of EGFR mutation positive NSCLC patients develop MET amplification driven resistance to EGFR TKIs.  Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies.

SAVANNAH Phase II study of combination with TAGRISSO® in patients who have progressed following TAGRISSO® due to MET amplification or overexpression (NCT03778229) — The SAVANNAH study is a global single-arm, open-label study.  SAVANNAH followed the successful TATTON study, a Phase Ib/II expansion study of savolitinib in combination with TAGRISSO® in over 220 EGFR mutation positive TKI refractory NSCLC patients, with final analysis presented at the virtual 2020 WCLC.

The SAVANNAH study has now fully enrolled the savolitinib 300mg QD60 cohort, and is currently enrolling two additional cohorts of savolitinib 300mg BID61 and 600mg QD.  The SAVANNAH study will also determine optimal design of the planned global Phase III study regarding optimal biomarker strategy and dosage regimen.  Enrollment is expected to complete in mid-2021 and planning for the global Phase III study is now underway.

In-Planning — China Phase III study of combination with TAGRISSO® in 2L EGFR TKI refractory, MET amplified NSCLC patients — We intend to initiate a Phase III study in China targeting EGFR TKI refractory second-line NSCLC patient in the second half of 2021.

In-Planning — China Phase III study of combination with TAGRISSO® in EGFR mutant and MET positive NSCLC patients — We intend to initiate a Phase III study in China targeting treatment naïve patients who are both EGFR mutation and MET positive in the second half of 2021.

Savolitinib — Kidney cancer:

MET is a clear genetic driver in RCC62.  The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	In planning	N/A
Savolitinib + IMFINZI®	CALYPSO: PRCC	U.K./Spain	II	Interim data ASCO GU 2020	NCT02819596
Savolitinib + IMFINZI®	CALYPSO: Clear cell RCC; VEGFR TKI refractory	U.K./Spain	II	Ongoing	NCT02819596

MET+ PRCC — PRCC is the most common of the non-clear cell RCC, representing approximately 14% of kidney cancer.  Approximately 400,000 new cases of kidney cancer were diagnosed globally in 2018, equating to about 56,500 cases of PRCC, with approximately 40% harboring MET driven disease.  No targeted therapies have been approved specifically for PRCC.

SAVOIR Phase III in MET-positive PRCC (NCT03091192) — In late 2018, the SAVOIR study, a global Phase III study of savolitinib monotherapy compared with SUTENT® (sunitinib) in patients with MET-driven PRCC, was stopped early with 60 patients randomized at the time, due to confounding data from a separate, external, retrospective molecular epidemiology study.

Results from the 60 randomized patients (33 savolitinib, 27 sunitinib) were promising and data was presented at ASCO in May 2020.  In terms of OS, savolitinib patients had not reached median OS at data cut-off, compared to 13.2 months for sunitinib patients (HR63 0.51; 95% CI: 0.21—1.17; p=0.110).  Median PFS was 7.0 months for savolitinib patients, compared to 5.6 for sunitinib patients (HR 0.71; 95% CI 0.37—1.36; p=0.313).  Responses were observed in 27% and 7% of savolitinib and sunitinib patients, respectively.  This difference did not reach statistical significance due to the small sample size.  In terms of safety, Grade >3 AEs were reported in 42% of savolitinib patients versus 81% of sunitinib patients, with AEs leading to dose modification in 30% and 74% of savolitinib and sunitinib patients, respectively.

Savolitinib and Immunotherapy Combinations — Evidence is emerging demonstrating that MET plays an important role in the tumor microenvironment, leading to reduced anti-tumor activity of immune cells in many solid tumors.  Therefore, combining immunotherapies with a MET inhibitor is hypothesized to enhance anti-tumor activity.

CALYPSO Phase II in combination with IMFINZI® PD-L1 inhibitor in RCC (NCT02819596) — The CALYPSO study is an investigator initiated open-label Phase I/II study of savolitinib in combination with IMFINZI®.  The study is evaluating the safety and efficacy of the savolitinib/IMFINZI® combination in patients with PRCC and clear cell RCC at sites in the U.K. and Spain.

CALYPSO PRCC cohort — Interim data for the PRCC cohort of the CALYPSO Phase II study were presented at ASCO GU 2020 reporting an ORR of 27%, median PFS of 4.9 months (95% CI: 2.5, 12.0) and median OS of 12.3 months (95% CI: 5.8, 21.3).  Tolerability was in line with established single agent safety profiles.

In-Planning — Phase III in combination with IMFINZI® PD-L1 inhibitor in MET-driven, unresectable and locally advanced or metastatic PRCC — Based on the encouraging results of the SAVOIR and CALYPSO studies, we intend to initiate a global Phase III, open-label, randomized, controlled study of savolitinib plus IMFINZI® versus sunitinib monotherapy versus IMFINZI® monotherapy in patients with MET-driven, unresectable and locally advanced or metastatic PRCC.  The study is expected to begin enrollment by mid-2021.

Savolitinib — Gastric cancer:

MET-driven gastric cancer has a very poor prognosis.  Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer patients.  The VIKTORY study is an investigator initiated Phase II umbrella study in gastric cancer in South Korea in which a total of 715 patients were successfully sequenced into 10 molecular-driven patient groups.  Patients with MET amplification (25/715, or 3.5% of patients) were treated with savolitinib monotherapy, reporting an ORR of 50% (10/20, 95% CI: 28.0, 71.9), meeting pre-specified 6-week PFS rates and warranting further study.

In-Planning — China Phase II study with potential for registration intent in 2L+ gastric cancer with MET amplification — In mid-2021, we intend to initiate a Phase II registration-intent study in MET-amplified gastric cancer in China.  This is a two-stage, single-arm study which targets advanced gastric cancer patients who have failed at least one line of treatment.  The primary endpoint is ORR.  Subject to the results of the first-stage of this study we will discuss with the CDE64 of NMPA the appropriate approach and necessary criteria for registration.

SURUFATINIB

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Surufatinib has been studied in over 900 patients to date, both as a monotherapy and in combinations, and is approved in China.

We currently retain all rights to surufatinib worldwide.  A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Approved and launched	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Met primary endpoint; NDA accepted (Sept 2020)	NCT02589821
Surufatinib monotherapy	NETs	U.S.	Ib	NDA rolling submission initiated; est. complete H1 2021	NCT02549937
Surufatinib monotherapy	NETs	Europe	Ib	Expect to file MAA in mid-2021	N/A
Surufatinib monotherapy	BTC[65] and soft tissue sarcoma	U.S.	Ib	Ongoing	NCT02549937
Surufatinib monotherapy	Chemotherapy refractory BTC	China	IIb/III	Ongoing	NCT03873532
Surufatinib + TUOYI® (PD-1)	NENs[66]	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	BTC	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Gastric cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Thyroid cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	SCLC[67]	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Soft tissue sarcoma	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Endometrial cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Esophageal cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	NSCLC	China	II	Ongoing	NCT04169672
Surufatinib + TYVYT® (PD-1)	Solid tumors	China	I	Ongoing	NCT04427774
Surufatinib + tislelizumab (PD-1)	Solid tumors	U.S. / Europe	Ib/II	In planning	NCT04579757

Surufatinib — NET:

NETs present in the body’s organ system with fragmented epidemiology.  About 55-75% of NETs originate in the GI68 tract and pancreas, 25-30% in the lung or bronchus, and a further 10-20% in other organs or unknown origins.

Global development of surufatinib in NET — In June 2020, we held a pre-NDA meeting with the U.S. FDA for the treatment of patients with advanced NET and reached an agreement that the completed SANET-ep (non-pancreatic NET) and SANET-p (pancreatic NET) studies, along with existing data from surufatinib in U.S. non-pancreatic and pancreatic NET patients, could form the basis to support a U.S. NDA submission.  The FDA granted Fast Track

Designations for our pancreatic and non-pancreatic NET development programs in April 2020, following Orphan Drug Designation for pancreatic NET in November 2019.

In December 2020, we initiated the filing of a NDA to the U.S. FDA — the first portion of a rolling submission for surufatinib for the treatment of pancreatic and non-pancreatic NET.  We plan to complete the NDA submission in the first half of 2021, which would be our first NDA in the U.S.  Filing acceptance of the NDA is subject to FDA review of the complete application.

We also plan to file a MAA to the EMA in mid-2021, based on scientific advice from the EMA’s CHMP69.

U.S. Phase Ib NET cohorts (NCT02549937) — At ASCO 2020, preliminary data presented from the two NET cohorts in the ongoing U.S. Phase Ib trial for surufatinib demonstrated efficacy comparable to China data in heavily pretreated patients, including AFINITOR® and SUTENT®, with pancreatic or non-pancreatic NETs.  The safety profile was also consistent with the larger pool of surufatinib safety data.  As of April 21, 2020, 16 patients with pancreatic NET were treated for a median of 7.1 months (range 2.0-17.5) and 16 patients with non-pancreatic NET were treated for a median of 4.9 months (range of 1.0-10.2).  All 32 patients have pretreated progressive NETs (median prior lines of treatment: 3; range 1-8).  Confirmed response was observed in 18.8% of pancreatic NET patients; all remaining patients had stable disease (including 1 unconfirmed response), for a DCR of 100%.  In the non-pancreatic NET cohort all patients had stable disease (including 1 unconfirmed response).

Pharmacokinetic and safety data from these cohorts was presented at AACR 2020, demonstrating similar profiles of surufatinib between Chinese and U.S. patients, meaning that race had minimal effect on exposure.

Surufatinib in SANET-ep (NCT02588170) — In December 2020, surufatinib was granted approval for drug registration by the NMPA for the treatment of non-pancreatic NET.  The approval was based on results from the SANET-ep study, a Phase III trial in patients with advanced non-pancreatic NET conducted in China.  The study met the pre-defined primary endpoint of PFS at a preplanned interim analysis.  The results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress and published in The Lancet Oncology in September 2020.  Median PFS for patients treated with surufatinib was 9.2 months, compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223-0.499; p<0.0001). Surufatinib had an acceptable safety profile, with the most common treatment-related adverse events of grade 3 or worse being hypertension (36% of surufatinib patients vs. 13% of placebo patients), proteinuria (19% vs. 0%) and anemia (5% vs. 3%).

Phase III study of surufatinib in SANET-p (NCT02589821) — The SANET-p study is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET in China.  In early 2020 it was terminated early as the pre-defined primary endpoint of PFS was met at a preplanned interim analysis, leading to a second NDA accepted by the NMPA in September 2020.  The results of this study were presented at the ESMO Virtual Congress 2020 and published simultaneously in The Lancet Oncology.

Median PFS was 10.9 months for patients treated with surufatinib, as compared to 3.7 months for patients in the placebo group (HR 0.491; 95% CI: 0.319-0.755; p=0.0011). ORRs were 19.2% for the efficacy evaluable patients in the surufatinib group versus 1.9% for the placebo group, with a DCR of 80.8% versus 66.0%, respectively.  Most patients in the trial had Grade 2 disease with heavy tumor burden, including liver metastasis and multiple organ involvement.  Efficacy was also supported by BIIRC70 assessment, with a median PFS of 13.9 months for surufatinib as compared to 4.6 months for placebo (HR 0.339; 95% CI 0.209-0.549; p<0.0001).  The safety profile of surufatinib was manageable and consistent with observations in prior studies.  Treatment was well tolerated for most patients, with discontinuation rates as a result of treatment emergent adverse events of 10.6% in the surufatinib group as compared to 6.8% in the placebo group.

The positive SANET-ep and SANET-p Phase III studies now position surufatinib to potentially be approved in the full spectrum of advanced-NET disease in China.  We believe that no other approved targeted therapy can address and treat all subtypes of NETs.

Surufatinib — BTC:

Phase IIb/III study of surufatinib monotherapy in second line BTC (NCT03873532) — In March 2019, based on preliminary Phase Ib/IIa data, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic BTC whose disease progressed on first-line chemotherapy.  The primary endpoint is OS.  Enrollment for the BTC monotherapy Phase II portion (80 patients) was completed in 2020, and we expect to conduct an interim analysis for futility in 2021 when OS data are mature.  The interim analysis and assessment of the current treatment landscape in BTC will inform our further development strategy.

Surufatinib — Combinations with Checkpoint Inhibitors:

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with TUOYI®. We have completed a Phase I dose-finding study and presented the data at the AACR Conference in April 2020.  The data showed that surufatinib plus TUOYI® were well tolerated with no unexpected safety signals observed.  At the RP2D71, a DCR of 100% and ORR of 63.6% were reported for 11 efficacy evaluable patients, with 2 unconfirmed PRs72.  Surufatinib plus TUOYI® showed encouraging antitumor activity in patients with advanced solid tumors.  A Phase II China study is rapidly enrolling patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, SCLC, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC.

In the first half of 2021, we expect to start an open-label Phase Ib/II study in the U.S. of surufatinib in combination with tislelizumab evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, SCLC, gastric cancer and soft tissue sarcoma.

In addition, we have expanded our collaboration with Innovent and, in July 2020, started a Phase I study in China to evaluate the safety and efficacy of TYVYT® in combination with surufatinib.

Surufatinib — Exploratory development:

We are now conducting multiple Phase Ib expansion cohorts in the U.S. to explore surufatinib use in BTC and soft tissue sarcoma.  In China, we intend to initiate multiple exploratory studies, both as a single agent, and in combinations, to evaluate efficacy of surufatinib.  We are also supporting dozens of investigator-initiated studies in various tumor settings.

FRUQUINTINIB

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability.  Fruquintinib has been studied in over 2,200 patients to date, both as a monotherapy and in combinations.

We retain all rights to fruquintinib outside of China and are partnered with Lilly in China.  The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: >3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan	III	Ongoing	NCT04322539
Fruquintinib monotherapy	CRC; TN73 & HR+74/Her2[75]- breast cancer	U.S.	Ib	Ongoing	NCT03251378
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Ongoing; Completed 2nd interim analysis	NCT03223376
Fruquintinib + TYVYT® (PD-1)	CRC	China	II	Ongoing	NCT04179084
Fruquintinib + TYVYT® (PD-1)	HCC[76]	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Endometrial cancer	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	RCC	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	GI tumors	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + tislelizumab (PD-1)	TN breast cancer	U.S.	Ib/II	In planning	NCT04577963
Fruquintinib + tislelizumab (PD-1)	Solid tumors	TBD	Ib/II	In planning	NCT04716634
Fruquintinib + geptanolimab (PD-1)	CRC	China	Ib	Ongoing	NCT03977090
Fruquintinib + geptanolimab (PD-1)	NSCLC	China	Ib	Ongoing	NCT03976856

Fruquintinib — CRC:

Fruquintinib capsules, sold under the brand name ELUNATE®, are approved in China for metastatic CRC patients.

Global development of fruquintinib in metastatic CRC — In June 2020, the U.S. FDA granted Fast Track Designation for the development of fruquintinib, for the treatment of patients with metastatic CRC who have been previously treated with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy, a VEGF biological therapy, and, if RAS wild-type, an anti-EGFR therapy.

In July 2020, we initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC which is expected to enroll over 680 patients from approximately 150 sites in 14 countries.  The first patient was dosed in September 2020 in the U.S. and enrollment is targeted to complete in late 2021.

The U.S. FDA, EMA and Japanese PMDA77 have all acknowledged the totality of the fruquintinib clinical data, including the FRESCO-2 study (if positive), the prior positive Phase III FRESCO study demonstrating improvement in overall survival that led to fruquintinib approval for metastatic CRC in China in 2018, and additional completed and ongoing supporting studies in metastatic CRC, could potentially support an NDA for the treatment of patients with metastatic CRC in the third-line setting.

Encouraging preliminary results of the U.S. Phase I/Ib study were presented at ESMO Congress 2020.  As of the data cut-off in August 2020, fruquintinib was generally well-tolerated with preliminary evidence of anti-tumor activity in patients with heavily penetrated refractory metastatic CRC.  Among 34 total patients, 16 received prior LONSURF® treatment, 8 received STIVARGA® treatment and 10 received both LONSURF® and STIVARGA® treatments.  The median duration of fruquintinib treatment was 19.1 weeks, higher than 12.0 weeks of prior LONSURF® treatment and 9.2 weeks of prior STIVARGA® treatment among patients in this trial.  DCR in 31 evaluable patients was 80.6%.  The safety profile was consistent with that seen in the FRESCO study.

Fruquintinib — Gastric Cancer:

Phase III study of fruquintinib in combination with paclitaxel in gastric cancer (second-line) (NCT03223376) —The FRUTIGA study is a randomized, double-blind, Phase III study in China to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, at a 1:1 ratio, for second-line treatment of advanced gastric cancer.  The FRUTIGA study primary endpoint is OS.

In June 2020, the IDMC of the FRUTIGA study completed a second planned interim data review and, based on the preset criteria, the IDMC and Joint Steering Committees recommended that the trial continue with a sample size increase to ~700 patients. We expect to complete enrollment of FRUTIGA around the year end of 2021.

Fruquintinib — Combinations with Checkpoint Inhibitors:

Phase Ib/II dose expansion study in China of fruquintinib plus TYVYT® is underway in different tumor types, including HCC, endometrial cancer, RCC and GI tumors.  Moreover, Phase Ib studies of fruquintinib plus geptanolimab, Genor’s78 anti-PD-1 antibody, in second-line CRC and NSCLC are also underway.

In the first half of 2021, we expect to start an open-label, multi-center, non-randomized, Phase Ib/II study in the U.S. to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced, refractory triple negative breast cancer.  Another Phase II study is being planned to assess the efficacy and safety of the combination in patients with advanced or metastatic, unresectable gastric cancer and CRC.

Fruquintinib — Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S. to explore fruquintinib in CRC and breast cancer.  In China, we are currently supporting dozens of investigator-initiated studies in various solid tumor settings.

HMPL-689

HMPL-689 is a novel, selective oral inhibitor targeting the isoform PI3Kδ, a component in the B-cell receptor signaling pathway.  HMPL-689’s pharmacokinetic properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical studies, we therefore anticipate low risk of drug accumulation and drug-to-drug interaction.  We currently retain all rights to HMPL-689 worldwide.  The table below shows a summary of the clinical studies for HMPL-689.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Healthy volunteers	Australia	I	Completed	NCT02631642
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S./ Europe	I/Ib	Ongoing	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S./ Europe	II registration-intent	In planning	N/A
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Ongoing	NCT03128164
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	II registration-intent	In planning	N/A

In December 2020, we presented preliminary results from a Phase I dose escalation study of HMPL-689 in Chinese patients with relapsed/refractory lymphoma at the ASH Annual Meeting.  A total of 56 patients were enrolled resulting in an ORR of 51.9% (27/52) and complete response rate of 21.2% (11/52) in efficacy evaluable patients.  The median DOR was 9.2 months (3.9-NR).  One patient with follicular lymphoma who achieved complete response (per post hoc independent radiologic review) was on treatment for over 19 months.  In the nine efficacy evaluable patients treated with the RP2D of 30mg QD orally in Chinese patients, efficacy was encouraging with an ORR of 100% (4/4) in follicular lymphoma, 100% in marginal zone lymphoma (2/2) and 67% (2/3) in diffuse large B cell lymphoma.

HMPL-689 was well tolerated at the RP2D exhibiting dose-proportional pharmacokinetics and a manageable toxicity profile.  The most common Grade >3 non-hematologic TEAEs79 were pneumonia and hypertension.  Grade >3 hematologic TEAEs were neutropenia, and no Grade 5 TEAEs were reported.

The Phase Ib dose expansion study in China is ongoing in multiple sub-categories of indolent non-Hodgkin’s lymphoma.  Based on the encouraging preliminary results, we are now planning registration studies in select indolent non-Hodgkin’s lymphoma in China, which are anticipated to start in mid-2021.

Furthermore, we have initiated a Phase I/Ib study in the U.S. and Europe, with patient enrollment underway. Dose escalation is near complete and we expect to be able to engage with regulatory authorities in mid-2021 to align potential registration pathway with a target to initiate registration studies in 2021.

HMPL-523

HMPL-523 is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological cancers and immune diseases.  Syk is a component in B-cell receptor signaling pathway.  We currently retain all rights to HMPL-523 worldwide.  The table below shows a summary of the clinical studies for HMPL-523.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	ITP	China	I/Ib	Ongoing	NCT03951623
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Active, not recruiting	NCT02503033
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S. / Europe	I/Ib	Ongoing	NCT03779113
HMPL-523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrollment completed	NCT02857998

Phase I/Ib dose escalation study of HMPL-523 in patients with ITP (NCT03951623) — In mid-2019, we started a Phase I study of HMPL-523 for the treatment of ITP, an autoimmune disorder characterized by low platelet count and an increased bleeding risk.  Dose escalation is near complete with planning and preparation for a Phase III trial in China now underway.

Phase I/Ib study of HMPL-523 in indolent non-Hodgkin’s lymphoma (NCT03779113) — We have now initiated a Phase I/Ib study in the U.S. and Europe.  Patient enrollment is underway in 11 sites, multiple dose cohorts have been completed already and we are close to establishing our Phase II dose.

Phase I/Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies (NCT02503033/NCT02857998) — Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers and have identified indications of interest for future development.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3.  Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies.  We currently retain all rights to HMPL-453 worldwide.  The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Cholangiocarcinoma (IHCC)	China	II	Ongoing	NCT04353375

In September 2020, we initiated a Phase II, single-arm, multi-center, open-label study, evaluating the efficacy, safety and pharmacokinetics of HMPL-453 in patients with advanced IHCC with FGFR2 fusion that had failed at least one line of systemic therapy.  IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after HCC.  Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion.

HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of enzymes IDH1 and IDH2.  IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients.  We currently retain all rights to HMPL-306 worldwide.  The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing	NCT04272957
HMPL-306 monotherapy	Solid tumors & hematological malignancies	U.S.	I	In planning	NCT04762602 / NCT04764474

In July 2020, we initiated our Phase I development in China.  This is a multi-center study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL-306 in patients of relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation.  Multiple sites have been initiated and we anticipate to be able to establish the Phase II dose during 2021.

In the U.S., IND applications for solid tumors and hematologic malignancies were cleared in October 2020.  We expect to initiate Phase I development in the U.S. during the first half of 2021.

HMPL-295

HMPL-295, a novel ERK inhibitor, is our 10th in-house discovered small molecule oncology drug candidate.  ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway).  This is our first of multiple candidates in discovery targeting the MAPK pathway.

RAS and RAF mutations are present in almost 50% of human cancers, predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to standard of care, target therapy and immunotherapy.  On the MAPK pathway, KRAS inhibitors are under clinical evaluation, and acquired resistance develops for RAF/MEK targeted therapies.  ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from upstream mechanisms.

We currently retain all rights to HMPL-295 worldwide.  Planning for the Phase I study in China is now underway and set to start in mid-2021.

DISCOVERY RESEARCH & PRECLINICAL DEVELOPMENT

We strive to create differentiated novel oncology and immunology treatments with global potential.  These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers; cancer cell metabolism; modulate tumor immune microenvironment; and target immune cell checkpoints.  We design drug candidates with profiles that enable them to be used in innovative combinations with other therapy, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways.  We believe that this approach can significantly improve treatment outcomes for patients.

In addition to the ten clinical-stage assets, we have three more novel oncology drug candidates in late-preclinical stage, including HMPL-653 (targeting solid tumors), HMPL-A83 (targeting solid tumors and hematological malignancies) and HMPL-760 (targeting hematological malignancies).  We retain all worldwide rights to these assets and are targeting dual U.S. and China IND submissions during 2021.

NEW MANUFACTURING FACILITY IN SHANGHAI

In December 2020, we held a ground-breaking ceremony in Zhangjiang Hi-Tech Park, Shanghai, commencing construction of a large-scale manufacturing plant for innovative drugs.  The $130 million Shanghai factory will be our largest manufacturing facility, with production capacity estimated to be five times that of our manufacturing plant in Suzhou.  The Shanghai factory site spans approximately 28,700 square meters.  Constructed in two phases, the buildings will have a total floorplan of almost 55,000 square meters.  The first phase will be primarily for small molecule production, with production capacity expected to be able to produce 250 million tablets and capsules per year, five-fold the capacity of our current Suzhou facility.  The second phase will include expansion into large molecule production.

The current Suzhou site is a GMP80-certified production facility, supplying drug candidates for clinical trials and the commercialization of ELUNATE® and SULANDA®.  We plan to continue to invest resources in the Suzhou facility, expanding the production team in phases.

IMMUNOLOGY COLLABORATION WITH INMAGENE

In January 2021, we entered into a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates discovered by us for the potential treatment of multiple immunological diseases.  Funded by Inmagene, we will work together to move the drug candidates towards IND.  If successful, Inmagene will then advance the drug candidates through global clinical development.

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 320 cities and towns in China with around 4,800 mainly manufacturing and commercial personnel.  Built over the past 20 years, it primarily focuses on prescription drug and consumer health products through several joint ventures and subsidiary companies.

In 2020, our Other Ventures delivered encouraging growth with consolidated revenues up 11% (11% at CER) to $197.8 million (2019: $178.1m).  Consolidated net income attributable to HUTCHMED from our Other Ventures increased by 75% (77% at CER) to $72.8 million (2019: $41.5m), and excluding the one-time gain of $28.8 million in 2020 (2019: nil) from land compensation, net income attributable to HUTCHMED grew by 6% (8% at CER) to $44.0 million (2019: $41.5m).

SHPL81: Our own-brand prescription drugs business, operated through our non-consolidated joint venture SHPL grew sales by 2% (3% at CER) to $276.4 million (2019: $272.1m). This sales growth and favorable product mix led to an increase of 9% (12% at CER) in net income attributable to HUTCHMED to $33.5 million (2019: $30.7m).

The SHPL operation is large-scale, with a commercial team of about 2,200 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s GMP-certified factory holds 74 drug product manufacturing licenses and is operated by over 530 manufacturing staff.

SXBX82 pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease.  SXBX pill is the third largest botanical prescription drug in this indication in China, with a national market share in 2020 of 18.2% (2019: 18.0%).  Sales increased by 4% (6% at CER) to $250.0 million in 2020 (2019: $239.5m).

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

Hutchison Sinopharm83: Our prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China and sales grew by 15% (15% at CER) to $165.1 million (2019: $143.7m) in 2020.

Hutchison Sinopharm has a dedicated team of over 120 commercial staff focused on two key areas of operation.  First, a team that markets third-party prescription drug products directly to over 500 public and private hospitals in the Shanghai region and through a network of over 40 distributors to cover all other provinces in China. Second, a team that markets HUTCHMED’s science-based infant nutrition products through a network over 29,000 promoters in China.

HBYS: Our own-brand OTC84 drugs business, operated through our non-consolidated joint venture HBYS grew sales 8% (8% at CER) to $232.4 million (2019: $215.4m), mainly as a result of a 30% increase in sales of Banlangen, an anti-viral product, in 2020 due to COVID-19.  This growth combined with the land compensation detailed below led to an increase of 361% (361% at CER) in net income attributable to HUTCHMED to $36.5 million (2019: $7.9m) including a one-time land compensation gain of $28.8 million (2019: nil).

HBYS’ Bai Yun Shan brand is a market-leading, household name, known by the majority of Chinese consumers with 185 drug product licenses. In addition to about 1,000 manufacturing staff in Guangdong and Anhui, HBYS has a commercial team of about 900 commercial staff that cover the national retail pharmacy channel in China.

HBYS property update:  In June 2020, we entered into an agreement with the Guangzhou government for the return of HBYS’ remaining 34 years’ land-use rights on its 30,000 square meters unused site in Guangzhou in return for cash compensation of up to approximately $100 million.  In 2020, HBYS received about $40 million and is expected to receive about $43 million in 2021. In addition, subject to the Guangzhou government’s confirmation of completion of the remaining administrative procedures before June 2021, HBYS will be further entitled to receive about $17 million in compensation. The land return had no impact on HBYS manufacturing operations, which continue to be conducted at larger sites in Guangzhou and Bozhou, Anhui province.

Other Ventures dividends:  The profits of our various Other Ventures businesses are passed to the HUTCHMED Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS.  In 2020, dividends of $86.7 million (2019: $28.1m) were paid from these joint ventures to the HUTCHMED Group level with aggregate dividends received since inception of over $300 million.

Christian Hogg
Chief Executive Officer
March 4, 2021

REFERENCES AND ABBREVIATIONS

1   Sales of Elunate® to third parties invoiced by Lilly were $32.7 million (2019: $17.6m) & invoiced by HUTCHMED were $1.0 million (2019: nil).

2  Lilly = Eli Lilly and Company

3  NRDL = National Reimbursement Drug List

4  NET = Neuroendocrine tumors

5  NMPA = National Medical Products Administration

6  NDA = New Drug Application

7  MET = Mesenchymal epithelial transition receptor

8  NSCLC = Non-small cell lung cancer

9  IND = Investigational new drug application

10  ERK = Extracellular signal-regulated kinase

11  MAPK pathway = RAS-RAF-MEK-ERK signaling cascade

12  FDA = Food and Drug Administration

13  EMA = European Medicines Agency

14  CHMP = Committee for Medicinal Products for Human Use

15  MAA = Marketing Authorisation Application

16  CRC = Colorectal cancer

17  VEGFR = Vascular endothelial growth factor receptor

18  FGFR = Fibroblast growth factor receptor

19  CSF-1R = Colony stimulating factor-1 receptor

20  ESMO = European Society for Medical Oncology Annual Congress

21  ASCO = American Society of Clinical Oncology Annual Meeting

22  AACR = American Association of Cancer Research Annual Meeting

23  Junshi = Shanghai Junshi Biosciences Co. Ltd.

24  PD-1 = Programmed Cell Death Protein-1

25  BeiGene = BeiGene Ltd.

26  IDMC = Independent data monitoring committee

27  Innovent = Innovent Biologics, Inc.

28  AstraZeneca = AstraZeneca AB (publ)

29  PD-L1 = Programmed death-ligand 1

30  PRCC = Papillary renal cell carcinoma

31  ASCO GU = American Society of Clinical Oncology Genitourinary Symposium

32  WCLC = World Conference on Lung Cancer

33  EGFR = Epidermal growth factor receptor

34  PI3Kδ = Phosphoinositide 3-kinase delta

35  ASH = American Society of Hematology Annual Meeting

36  Syk = Spleen tyrosine kinase

37  ITP = Immune thrombocytopenia purpura

38  IHCC = Intrahepatic cholangiocarcinoma

39  FGFR2 = Fibroblast growth factor receptor 2

40  IDH1/2 = Isocitrate dehydrogenase 1/2

41  HBYS = Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited

42  Inmagene = Inmagene Biopharmaceuticals Co. Ltd.

43  R&D = Research and development

44  GAAP = Generally Accepted Accounting Principles

45  General Atlantic = General Atlantic Singapore HCM Pte. Ltd

46  CPP Investments = Canada Pension Plan Investment Board

47  We also report changes in performance at constant exchange rate (“CER”) which is a non-GAAP measure.  Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

48  SG&A = Selling, general and administrative

49  Other items = includes other income, income tax expense, equity in earnings of equity investees, net of tax and net income attributable to non-controlling interests

50  ADS = American depositary share

51  PFS = Progression-free survival

52  EGFRm = Epidermal growth factor receptor mutation

53  EGFR TKI = Epidermal growth factor receptor tyrosine kinase inhibitor

54  ORR = Objective response rate

55  DCR = Disease control rate

56  DoR = Duration of response

57  CI = Confidence interval

58  NR = Not reached

59  AE = Adverse event

60  QD = Once daily dose

61  BID = Twice daily dose

62  RCC = Renal cell cancer

63  HR = Hazard ratio

64  CDE = Center for Drug Evaluation

65  BTC = Biliary tract cancer

66  NENs = Neuroendocrine neoplasms

67  SCLC = Small cell lung cancer

68  GI = Gastrointestinal

69  CHMP = Committee for Medicinal Products for Human Use

70  BIIRC = Blinded Independent Image Review Committee

71  RP2D = Recommended Phase II Dose

72  PR = Partial Response

73  TN = Triple-negative

74  HR+ = Hormone receptor-positive

75  Her2 = Human epidermal growth factor receptor 2

76  HCC = Hepatocellular carcinoma

77  PMDA = Pharmaceuticals and Medical Devices Agency

78  Genor = Genor Biopharma Co. Ltd.

79  TEAEs = Treatment emergent adverse events

80  GMP = Good Manufacturing Practice

81  SHPL = Shanghai Hutchison Pharmaceuticals Limited

82  SXBX = She Xiang Bao Xin

83  Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited

84  OTC = Over-the-counter

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•                  Adjusted Group net cash flows excluding financing activities

•                  CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance.  We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods.  These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP.  Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the period to the change in cash and cash equivalents for the period, and exclude the net cash (generated from)/used in financing activities for the period to derive our adjusted Group net cash flows excluding financing activities.  We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from year-to-year comparisons by retranslating the current year’s performance at previous year’s foreign currency exchange rates.  Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results.  We believe the presentation at CER provides useful and meaningful information because it facilitates year-to-year comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

$’millions	2020	2019
Cash and cash equivalents and short-term investments at end of year	435.2	217.2
Excludes: Cash and cash equivalents and short-term investments at beginning of year	(217.2)	(301.0)
Excludes: Net cash (generated from)/used in financing activities for the year	(296.4)	1.5
Adjusted Group net cash flows excluding financing activities	(78.4)	(82.3)

Reconciliation of GAAP revenues, net income attributable to HUTCHMED from Other Ventures to CER:

	Year Ended		Change Amount			Change%
$’millions (except %)	December 31, 2020	December 31, 2019	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenues
Other Ventures^	197.8	178.1	19.7	20.5	(0.8)	11%	11%	0%

^ Includes:
— Hutchison Sinopharm — prescription drugs	165.1	143.7	21.4	22.1	(0.7)	15%	15%	0%

Non-consolidated joint venture revenues	508.8	487.5	21.3	25.9	(4.6)	4%	5%	-1%
— SHPL	276.4	272.1	4.3	7.6	(3.3)	2%	3%	-1%
— HBYS	232.4	215.4	17.0	18.3	(1.3)	8%	8%	0%

Consolidated net income attributable to HUTCHMED
Other Ventures	72.8	41.5	31.3	32.2	(0.9)	75%	77%	-2%
— Consolidated entities	2.8	2.9	(0.1)	(0.1)	—	-5%	-5%	0%
— Equity investees	70.0	38.6	31.4	32.3	(0.9)	82%	84%	-2%
— SHPL	33.5	30.7	2.8	3.7	(0.9)	9%	12%	-3%
— HBYS	36.5	7.9	28.6	28.6	—	361%	361%	0%

Excluding one-time HBYS land compensation gain
Other Ventures	44.0	41.5	2.5	3.3	(0.8)	6%	8%	-2%
— Consolidated entities	2.8	2.9	(0.1)	(0.1)	—	-5%	-5%	0%
— Equity investees	41.2	38.6	2.6	3.4	(0.8)	7%	9%	-2%
— SHPL	33.5	30.7	2.8	3.7	(0.9)	9%	12%	-3%
— HBYS	7.7	7.9	(0.2)	(0.3)	0.1	-2%	-3%	1%

Land compensation gain
— HBYS	28.8	—	28.8	28.8	—	—	—	—

Revenue of Key Product of SHPL
— SXBX pill	250.0	239.5	10.5	13.7	(3.2)	4%	6%	-2%

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents	5	235,630	121,157
Short-term investments	6	199,546	96,011
Accounts receivable—third parties	7	46,648	41,410
Accounts receivable—related parties	23(ii)	1,222	1,844
Other receivables, prepayments and deposits	8	26,786	15,769
Amounts due from related parties	23(ii)	1,142	24,623
Inventories	9	19,766	16,208
Total current assets		530,740	317,022
Property, plant and equipment	10	24,170	20,855
Right-of-use assets	11	8,016	5,516
Deferred tax assets	24(ii)	1,515	815
Investments in equity investees	12	139,505	98,944
Amount due from a related party	23(ii)	—	16,190
Other non-current assets	13	20,172	5,780
Total assets		724,118	465,122
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14	31,612	23,961
Other payables, accruals and advance receipts	15	120,882	81,624
Lease liabilities	11	2,785	3,216
Income tax payable	24(iii)	1,120	1,828
Deferred revenue	20	1,597	2,106
Amounts due to a related party	23(ii)	401	366
Total current liabilities		158,397	113,101
Lease liabilities	11	6,064	3,049
Deferred tax liabilities	24(ii)	5,063	3,158
Long-term bank borrowings	16	26,861	26,818
Deferred revenue	20	484	133
Other non-current liabilities		8,300	5,960
Total liabilities		205,169	152,219
Commitments and contingencies	17

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 727,722,215 and 666,906,450 shares issued at December 31, 2020 and 2019 respectively	18	72,772	66,691
Additional paid-in capital		822,458	514,904
Accumulated losses		(415,591)	(289,734)
Accumulated other comprehensive income/(loss)		4,477	(3,849)
Total Company’s shareholders’ equity		484,116	288,012
Non-controlling interests		34,833	24,891
Total shareholders’ equity		518,949	312,903
Total liabilities and shareholders’ equity		724,118	465,122

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2020	2019	2018
Revenues
Goods—third parties		203,606	175,990	156,234
—related parties	23(i)	5,484	7,637	8,306
Services—commercialization—third parties		3,734	2,584	11,660
—collaboration research and development—third parties		9,771	15,532	17,681
—research and development—related parties	23(i)	491	494	7,832
Other collaboration revenue—royalties—third parties		4,890	2,653	261
—licensing—third parties		—	—	12,135
Total revenues	20	227,976	204,890	214,109
Operating expenses
Costs of goods—third parties		(178,828)	(152,729)	(129,346)
Costs of goods—related parties		(3,671)	(5,494)	(5,978)
Costs of services—commercialization—third parties		(6,020)	(1,929)	(8,620)
Research and development expenses	21	(174,776)	(138,190)	(114,161)
Selling expenses		(11,334)	(13,724)	(17,736)
Administrative expenses		(50,015)	(39,210)	(30,909)
Total operating expenses		(424,644)	(351,276)	(306,750)
		(196,668)	(146,386)	(92,641)
Other income/(expense)
Interest income	26	3,236	4,944	5,978
Other income		4,600	1,855	1,798
Interest expense	26	(787)	(1,030)	(1,009)
Other expense		(115)	(488)	(781)
Total other income/(expense)		6,934	5,281	5,986
Loss before income taxes and equity in earnings of equity investees		(189,734)	(141,105)	(86,655)
Income tax expense	24(i)	(4,829)	(3,274)	(3,964)
Equity in earnings of equity investees, net of tax	12	79,046	40,700	19,333
Net loss		(115,517)	(103,679)	(71,286)
Less: Net income attributable to non-controlling interests		(10,213)	(2,345)	(3,519)
Net loss attributable to the Company		(125,730)	(106,024)	(74,805)
Losses per share attributable to the Company—basic and diluted (US$ per share)	25	(0.18)	(0.16)	(0.11)
Number of shares used in per share calculation—basic and diluted	25	697,931,437	665,683,145	664,263,820

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2020	2019	2018
Net loss	(115,517)	(103,679)	(71,286)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	9,530	(4,331)	(6,626)
Total comprehensive loss	(105,987)	(108,010)	(77,912)
Less: Comprehensive income attributable to non-controlling interests	(11,413)	(1,620)	(2,566)
Total comprehensive loss attributable to the Company	(117,400)	(109,630)	(80,478)

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ‘000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	2,107	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
Long-term incentive plan (“LTIP”)	—	—	3,224	—	—	3,224	9	3,233
	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)
As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255

Impact of change in accounting policy (Note 3)	—	—	—	(655)	—	(655)	(16)	(671)
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
LTIP	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903

Net (loss)/income	—	—	—	(125,730)	—	(125,730)	10,213	(115,517)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuances in relation to private investment in public equity (“PIPE”)	36,667	3,667	196,333	—	—	200,000	—	200,000
Issuance costs	—	—	(8,317)	—	—	(8,317)	—	(8,317)
Issuances in relation to share option exercises	480	48	545	—	—	593	—	593
Share-based compensation
Share options	—	—	8,727	—	—	8,727	10	8,737
LTIP	—	—	7,203	—	—	7,203	16	7,219
	—	—	15,930	—	—	15,930	26	15,956
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,462)	(1,462)
Purchase of additional interests in a subsidiary of an equity investee (Note 12)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	44	(44)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	8,330	8,330	1,200	9,530
As at December 31, 2020	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2020	2019	2018
Net cash used in operating activities	27	(62,066)	(80,912)	(32,847)
Investing activities
Purchases of property, plant and equipment		(7,949)	(8,565)	(6,364)
Purchase of leasehold land	13	(11,631)	—	—
Payment on leasehold land deposit	13	(2,326)	—	—
Deposits in short-term investments		(732,908)	(478,140)	(903,551)
Proceeds from short-term investments		629,373	597,044	961,667
Purchase of a subsidiary company		—	(8,080)	—
Cash acquired in purchase of a subsidiary company		—	16,769	—
Investment in an equity investee		—	—	(8,000)
Net cash (used in)/generated from investing activities		(125,441)	119,028	43,752
Financing activities
Proceeds from issuance of ordinary shares		318,934	251	3,868
Purchases of treasury shares	19(ii)	(12,904)	(346)	(5,451)
Dividends paid to non-controlling shareholders of subsidiaries		(1,462)	(1,282)	(1,282)
Repayment of loan to a non-controlling shareholder of a subsidiary		—	—	(1,550)
Proceeds from bank borrowings		—	26,807	26,923
Repayment of bank borrowings		—	(26,923)	(30,000)
Payment of issuance costs		(8,134)	—	(739)
Net cash generated from/(used in) financing activities		296,434	(1,493)	(8,231)
Net increase in cash and cash equivalents		108,927	36,623	2,674
Effect of exchange rate changes on cash and cash equivalents		5,546	(1,502)	(1,903)
		114,473	35,121	771
Cash and cash equivalents
Cash and cash equivalents at beginning of year		121,157	86,036	85,265
Cash and cash equivalents at end of year		235,630	121,157	86,036
Supplemental disclosure for cash flow information
Cash paid for interest		815	917	979
Cash paid for tax, net of refunds	24(iii)	5,940	3,249	3,752
Supplemental disclosure for non-cash activities
(Decrease)/increase in accruals made for purchases of property, plant and equipment		(57)	1,068	138
Accrual made for purchase of leasehold land	13	355	—	—
Vesting of treasury shares for LTIP	19(ii)	4,828	944	731

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company’s ordinary shares are listed on the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”), each representing five ordinary shares, are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2020, the Group had accumulated losses of US$415,591,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2020, the Group had cash and cash equivalents of US$235,630,000, short-term investments of US$199,546,000 and unutilized bank borrowing facilities of US$69,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2020, 2019 and 2018 were US$86,708,000, US$28,135,000 and US$35,218,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used), and it is appropriate for the Group to prepare the consolidated financial statements on a going concern basis.

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2020	2019	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison MediPharma International Inc.	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products

Notes:

(a)         HHOL is regarded as a subsidiary of the Company, as while both its shareholders have equal representation at the board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL.

(b)         The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in U.S. (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (“US$”). The financial statements of the Company and its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange gains of US$3,265,000 and US$246,000 and net foreign exchanges losses of US$233,000 were recorded in other income and other expense in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 respectively.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for credit losses reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for credit losses. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, including targets for shareholder returns, free cash flows, revenues, net profit after taxes and/or the achievement of clinical and regulatory milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2020, 2019 and 2018 amounted to US$2,660,000, US$3,479,000 and US$2,878,000 respectively.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)    Oncology/Immunology

The Oncology/Immunology reportable segment principally generates revenue from license and collaboration contracts as well as revenues related to the sale of Marketed Products developed from Oncology/Immunology (which was represented under Oncology/Immunology in these consolidated financial statements; refer to Note 26). The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Revenue recognition from the sales of goods and provision of services for Marketed Products developed from Oncology/Immunology follows revenue recognition policies in Other Ventures below.

(ii)   Other Ventures

The Other Ventures reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Research and Development Expenses

Research and development costs are expensed as incurred.

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

Leases

Summary of impact of applying ASC 842

The Group applied ASC 842 to its various leases at the date of initial application of January 1, 2019. As a result, the Group has changed its accounting policy for leases as detailed below. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. Therefore, the Group recognizes in the consolidated balance sheets liabilities to make lease payments (the lease liabilities) and right-of-use assets representing its right to use the underlying assets for their lease terms. The Group applied ASC 842 using the optional transition method by recognizing the cumulative effect as an adjustment to opening accumulated losses as at January 1, 2019. The comparative information prior to January 1, 2019 has not been adjusted and continues to be reported under ASC 840, Leases (“ASC 840”).

The Group assessed lease agreements as at January 1, 2019 under ASC 842, except for short-term leases. The Group elected the short-term lease exception for leases with a term of 12 months or less and recognizes lease expenses for such leases on a straight-line basis over the lease term and does not recognize right-of-use assets or lease liabilities accordingly. As a result of this assessment, the Group recorded an aggregate US$0.7 million in additional lease expenses as a cumulative adjustment to opening accumulated losses upon adoption. Additionally, the Group recognized right-of-use assets and lease liabilities of US$5.7 million and US$6.4 million respectively as at January 1, 2019.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees’ incremental borrowing rate as at January 1, 2019. The Group’s weighted average incremental borrowing rate applied on January 1, 2019 was 3.97% per annum.

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of ASC 842 as at January 1, 2019 is as follows:

(in US$’000)
Operating lease commitments as at December 31, 2018 (note (a))	8,835
Less: Leases not commenced as at January 1, 2019	(3,676)
Less: Short-term leases	(5)
Add: Adjustment as a result of the treatment for a termination option (note (b))	1,409
Less: Discount under the lessees’ incremental borrowing rate as at January 1, 2019	(206)
Lease liabilities recognized as at January 1, 2019	6,357

Notes:

(a)         Future aggregate minimum payments under non-cancellable operating leases under ASC 840 were as follows:

December 31,
2018
(in US$’000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326
Total minimum lease payments	8,835

(b)         The Group leases its corporate offices in Hong Kong through a support service agreement with an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), which is the Company’s indirect major shareholder. The support service agreement may be terminated by giving 3-month advance notice; therefore, there was no lease commitment beyond the 3-month advance notice period as at December 31, 2018. This termination option is not considered probable of exercise for the purposes of applying ASC 842.

The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if ASC 842 had been applied since their commencement dates, but discounted using the lessees’ incremental borrowing rate as at January 1, 2019.

Recognized right-of-use assets upon adoption were as follows:

(in US$’000)
Offices	4,877
Factories	383
Others	487
5,747

There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the consolidated statement of cash flows.

In applying ASC 842 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Updated accounting policy—ASC 842

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Prior accounting policy — ASC 840

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for factories and offices for the year ended December 31, 2018 amounted to US$3,759,000. Sublease rentals for the year ended December 31, 2018 amounted to US$254,000.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of  tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations.

Losses Per Share

Basic losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards or warrants issued by the Company using the treasury stock method. The computation of diluted losses per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 26.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investees, the amount of appropriations to these funds are made at the discretion of their respective boards.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

The Group has adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, which replaced the incurred loss methodology with an expected loss methodology that was referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology was applicable to financial assets measured at amortized cost, including cash and cash equivalents, short-term investments, accounts receivable and other receivables. The adoption of ASU 2016-13 did not have a material impact on the Group’s consolidated financial statements.

The Group has adopted ASU 2017-04 — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on January 1, 2020, which eliminated step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. The Group applied ASU 2017-04 prospectively and the adoption did not have a material impact on the Group’s consolidated financial statements.

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy under ASC 820, Fair Value Measurement:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2020
Cash and cash equivalents	235,630	—	—	235,630
Short-term investments	199,546	—	—	199,546
As at December 31, 2019
Cash and cash equivalents	121,157	—	—	121,157
Short-term investments	96,011	—	—	96,011

Accounts receivable, other receivables, amounts due from related parties, accounts payable, other payables and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents

	December 31,
	2020	2019
	(in US$’000)
Cash at bank and on hand (note (a))	87,828	85,990
Bank deposits maturing in three months or less (note (a))	147,802	35,167
	235,630	121,157
Denominated in:
US$ (note (b))	164,201	84,911
RMB (note (b))	64,258	27,768
UK Pound Sterling (“£”) (note (b))	954	335
Hong Kong dollar (“HK$”)	5,907	8,143
Euro	310	—
	235,630	121,157

Notes:

(a)         The weighted average effective interest rate on bank deposits for the years ended December 31, 2020 and 2019 was 1.12% per annum and 2.15% per annum respectively.

(b)         Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2020	2019
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	187,961	73,986
RMB	612	—
HK$	10,973	22,025
	199,546	96,011

Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2020 and 2019 was 1.06% per annum and 2.65% per annum respectively (with maturities ranging from 91 to 180 days and 91 to 129 days respectively).

7. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for credit losses, consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Accounts receivable, gross	46,743	41,426
Allowance for credit losses	(95)	(16)
Accounts receivable, net	46,648	41,410

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for credit losses:

	2020	2019	2018
	(in US$’000)
As at January 1	16	41	258
Increase in allowance for credit losses	95	16	21
Decrease in allowance due to subsequent collection	(18)	(41)	(223)
Write-off	—	—	(1)
Exchange difference	2	—	(14)
As at December 31	95	16	41

8. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Prepayments	7,038	3,767
Purchase rebates	191	173
Leasehold land deposit (Note 13)	930	—
Deposits	905	898
Value-added tax receivables	14,957	8,760
Interest receivables	283	537
Others	2,482	1,634
	26,786	15,769

9. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Raw materials	4,502	2,274
Finished goods	15,264	13,934
	19,766	16,208

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2020	2,212	17,022	4,474	19,571	928	44,207
Additions	—	269	59	2,993	4,571	7,892
Disposals	—	(3,103)	(3)	(1,846)	—	(4,952)
Transfers	—	1,014	789	913	(2,716)	—
Exchange differences	160	1,144	324	1,409	267	3,304
As at December 31, 2020	2,372	16,346	5,643	23,040	3,050	50,451
Accumulated depreciation
As at January 1, 2020	1,406	8,304	1,155	12,487	—	23,352
Depreciation	112	2,701	484	2,646	—	5,943
Disposals	—	(3,051)	(1)	(1,815)	—	(4,867)
Exchange differences	108	698	109	938	—	1,853
As at December 31, 2020	1,626	8,652	1,747	14,256	—	26,281
Net book value
As at December 31, 2020	746	7,694	3,896	8,784	3,050	24,170

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2019	2,272	13,684	3,218	16,643	625	36,442
Additions	—	587	247	3,470	5,329	9,633
Disposals	—	—	—	(812)	—	(812)
Transfers	—	3,103	1,096	755	(4,954)	—
Exchange differences	(60)	(352)	(87)	(485)	(72)	(1,056)
As at December 31, 2019	2,212	17,022	4,474	19,571	928	44,207
Accumulated depreciation
As at January 1, 2019	1,330	6,244	782	11,470	—	19,826
Depreciation	114	2,270	402	2,058	—	4,844
Disposals	—	—	—	(720)	—	(720)
Exchange differences	(38)	(210)	(29)	(321)	—	(598)
As at December 31, 2019	1,406	8,304	1,155	12,487	—	23,352
Net book value
As at December 31, 2019	806	8,718	3,319	7,084	928	20,855

Depreciation for the year ended December 31, 2018 was US$3,486,000.

11. Leases

Leases consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Right-of-use assets
Offices (note)	6,789	5,281
Factories	945	112
Warehouse	197	—
Others	85	123
Total right-of-use assets	8,016	5,516
Lease liabilities—current	2,785	3,216
Lease liabilities—non-current	6,064	3,049
Total lease liabilities	8,849	6,265

Note: Includes US$2.0 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2024 in which the contract has a termination option with 3-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it was uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2020	2019
	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	323	311
Leases with lease terms greater than 12 months (note)	3,400	3,702
	3,723	4,013
Sublease rental income	—	61
Cash paid on lease liabilities	3,340	3,886
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,098	3,197
Non-cash: Lease liabilities changed in relation to modifications	2,259	744

Note: Lease expenses for the year ended December 31, 2019 includes US$0.3 million in accelerated amortization on a right-of-use asset for retail space in the United Kingdom leased through May 2022. The Group had subleased the retail space through May 2022 to a third-party and in December 2019, the sublease was discontinued and the Group recorded accelerated amortization after determining that additional sublease rental income was uncertain.

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2020 was 3.72 years and 3.87% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2019 was 2.80 years and 4.10% respectively.

Future lease payments are as follows:

December 31,
2020
(in US$’000)
Lease payments:
Not later than 1 year	3,059
Between 1 to 2 years	2,429
Between 2 to 3 years	2,222
Between 3 to 4 years	1,046
Between 4 to 5 years	216
Later than 5 years	484
Total lease payments (note)	9,456
Less: Discount factor	(607)
Total lease liabilities	8,849

Note: Excludes future lease payments on a lease not commenced as at December 31, 2020 in the aggregate amount of US$2.9 million.

12. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
HBYS	59,712	22,271
SHPL	79,408	76,226
Other	385	447
	139,505	98,944

Particulars regarding the principal equity investees are disclosed in Note 2. The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS and SHPL, both under Other Ventures segment, is as follows:

(i)   Summarized balance sheets

	HBYS		SHPL
	December 31,
	2020	2019	2020	2019
	(in US$’000)
Current assets	177,888	124,704	175,965	141,268
Non-current assets	95,731	95,096	93,361	91,098
Current liabilities	(137,179)	(124,051)	(109,873)	(79,533)
Non-current liabilities	(16,034)	(48,690)	(6,739)	(6,074)
Net assets	120,406	47,059	152,714	146,759
Non-controlling interests	(982)	(2,518)	—	—
	119,424	44,541	152,714	146,759

(ii)  Summarized statements of operations

	HBYS(note a)			SHPL
	Year Ended December 31,
	2020	2019	2018	2020	2019	2018
	(in US$’000)
Revenue	232,368	215,403	215,838	276,354	272,082	275,649
Gross profit	116,804	115,124	113,137	204,191	194,769	192,939
Interest income	271	160	81	975	582	673
Finance cost	(5)	(16)	(152)	—	—	—
Profit before taxation	107,715	22,926	20,703	77,837	72,324	69,138
Income tax expense (note (b))	(16,494)	(3,634)	(4,227)	(10,833)	(11,015)	(9,371)
Net income	91,221	19,292	16,476	67,004	61,309	59,767
Non-controlling interests	62	505	384	—	—	—
Net income attributable to the shareholders of equity investee	91,283	19,797	16,860	67,004	61,309	59,767

Notes:

(a)         In June 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government for cash consideration of up to RMB683.0 million (approximately US$101.2 million) (the “Land Compensation Agreement”). In November 2020, HBYS completed all material obligations as stipulated in the Land Compensation Agreement including the deregistration of the land use right certificate. Therefore, HBYS has recorded the return of leasehold land to the government for RMB569.2 million (approximately US$86.1 million), resulting in a gain of RMB559.7 million (approximately US$84.7 million) after deducting costs of RMB1.7 million (approximately US$0.3 million) to HBYS or RMB475.7 million, net of tax (approximately US$72.0 million). The remaining RMB113.8 million (approximately US$17.4 million) of cash consideration is conditional upon the receipt of a completion confirmation from the government within 12 months from the date of the Land Compensation Agreement and therefore has not been recognized as at December 31, 2020.

(b)         The main entities within each of the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the year ended December 31, 2020 on this basis.

For the years ended December 31, 2020 and 2019, other equity investees had net losses of approximately US$194,000 and net income of approximately US$294,000 respectively. For the year ended December 31, 2018, other equity investees had net losses of approximately US$37,962,000, primarily from Nutrition Science Partners Limited (“NSPL”) which incurred research and development expenses and recorded an impairment provision of US$30,000,000 on its intangible assets. In December 2019, the Group acquired the remaining 50% shareholding in NSPL from the equity investee partner and, after the acquisition, it became a subsidiary.

(iii) Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	HBYS			SHPL
	2020	2019	2018	2020	2019	2018
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	44,541	121,984	110,616	146,759	131,778	132,731
Impact of change in accounting policy (ASC 842—Leases)	—	(19)	—	—	(2)	—
Net income attributable to the shareholders of equity investee	91,283	19,797	16,860	67,004	61,309	59,767
Purchase of additional interests in a subsidiary of an equity investee (note)	(347)	—	—	—	—	—
Dividends declared	(20,756)	(93,957)	—	(72,179)	(41,654)	(54,923)
Other comprehensive income/(loss)	4,703	(3,264)	(5,492)	11,130	(4,672)	(5,797)
Closing net assets after non-controlling interests as at December 31	119,424	44,541	121,984	152,714	146,759	131,778
Group’s share of net assets	59,712	22,271	60,992	76,357	73,380	65,889
Goodwill	—	—	—	3,051	2,846	2,923
Carrying amount of investments as at December 31	59,712	22,271	60,992	79,408	76,226	68,812

Note: During the year ended December 31, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

The equity investees had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,535

13. Other Non-Current Assets

	December 31,
	2020	2019
	(in US$’000)
Leasehold land (note)	13,121	1,110
Goodwill	3,307	3,112
Leasehold land deposit (note)	1,396	—
Long term prepayment	950	1,103
Other intangible asset	227	275
Deferred issuance cost	1,171	180
	20,172	5,780

Note: In December 2020, HMPL acquired a land use right in Shanghai for consideration of US$12.0 million. In addition, a leasehold land deposit amounting to US$2.3 million was required to be paid to the government which is refundable upon reaching specific milestones for the construction of a manufacturing plant on the land. US$0.9 million was included in other receivables, prepayments and deposits (Note 8) and US$1.4 million was included in other non-current assets based on the expected timing of the specific milestones.

14. Accounts Payable

	December 31,
	2020	2019
	(in US$’000)
Accounts payable—third parties	26,756	19,598
Accounts payable—non-controlling shareholders of subsidiaries (Note 23(iv))	4,856	4,363
	31,612	23,961

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

15. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Accrued salaries and benefits	21,982	13,258
Accrued research and development expenses	72,697	48,531
Accrued selling and marketing expenses	5,747	3,337
Accrued administrative and other general expenses	10,319	8,411
Deferred government grants	374	445
Deposits	1,408	1,778
Others	8,355	5,864
	120,882	81,624

16. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2020	2019
	(in US$’000)
Non-current	26,861	26,818

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2020 and 2019 was 1.89% per annum and 3.30% per annum respectively. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)    3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020 and 2019, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at December 31, 2020 and 2019, no amount has been drawn from the revolving loan facility.

(ii)   2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility was a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility was a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities were guaranteed by the Company. No amount has been drawn from either of the revolving loan facilities. Both loan facilities expired in August 2020.

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2020, no amount has been drawn from the revolving loan facility.

(iii)     3-year term loan and  18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities included (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bore interest at HIBOR plus 1.50% per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by the Company. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2020	2019
	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	26,923	—
Between 2 to 3 years	—	26,923
	26,923	26,923

As at December 31, 2020 and 2019, the Group had unutilized bank borrowing facilities of HK$541,000,000 (US$69,359,000) and HK$931,000,000 (US$119,359,000) respectively.

17. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2020
(in US$’000)
Property, plant and equipment
Contracted but not provided for	5,053

The Group does not have any other significant commitments or contingencies.

18. Ordinary Shares

As at December 31, 2020, the Company is authorized to issue 1,500,000,000 ordinary shares.

On January 27, 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110.0 million. On February 10, 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million. Issuance costs totaled US$8.0 million.

On July 2, 2020 and July 3, 2020, the Company issued (1) aggregate 20,000,000 ordinary shares and (2) warrants to a third party for gross proceeds of US$100.0 million through a PIPE. The warrants allow the third party to purchase up to 16,666,670 ordinary shares of the Company within 18 months of the issuance date for an exercise price of US$6.00 per ordinary share, or an additional US$100.0 million if fully exercised. As the warrants qualify for equity classification, all gross proceeds were recorded to equity. Issuance costs totaled US$0.2 million.

On November 26, 2020, the Company issued 16,666,670 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

19. Share-based Compensation

(i)    Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

Pursuant to a resolution passed in the Annual General Meeting on April 27, 2020, the scheme limit of the HCML Share Option Scheme was refreshed to 34,528,738 ordinary shares, representing 5% of the total issued shares on such date.

As at December 31, 2020, the aggregate number of shares issuable under the HCML Share Option Scheme was 50,663,268 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 1,116,180 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 772,277,785 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2018	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30
Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158
Granted	2,315,000	3.18
Exercised	(329,000)	0.61
Cancelled	(1,012,110)	4.61
Expired	(96,180)	4.65
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Granted	15,437,080	3.71
Exercised	(480,780)	0.96
Cancelled	(4,486,200)	3.85
Expired	(741,670)	4.62
Outstanding at December 31, 2020	29,160,990	3.40	7.21	35,654
Vested and exercisable at December 31, 2019	10,139,170	2.39	4.89	16,654
Vested and exercisable at December 31, 2020	11,529,280	2.73	4.57	21,864

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value of share options (in £ per share)	1.40	1.07	1.67
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	3.71	3.18	4.69
Share price at effective date of grant (in £ per share)	3.71	3.07	4.66
Expected volatility (note (a))	42.6%	38.4%	37.6%
Risk-free interest rate (note (b))	0.59%	0.56%	1.46%
Contractual life of share options (in years)	10	10	10
Expected dividend yield (note (c))	0%	0%	0%

Notes:

(a)         The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)         For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £. For share options exercisable into ADS, the risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.

(c)          The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Cash received from share option exercises	593	251	3,868
Total intrinsic value of share option exercises	2,475	1,189	9,394

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Research and development expenses	4,061	6,634	7,280
Selling and administrative expenses	4,586	539	623
Cost of goods	90	—	—
	8,737	7,173	7,903

As at December 31, 2020, the total unrecognized compensation cost was US$19,350,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.23 years.

(ii)   LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
August 6, 2018	0.1	2018-2019	note	(a)
December 14, 2018	1.5	2019	note	(a)
August 5, 2019	0.7	2019	note	(a)
October 10, 2019	0.1	note(b)	note	(b)
April 20, 2020	5.3	2019	note	(d)
April 20, 2020	37.4	2020	note	(a)
April 20, 2020	1.9	note(b)	note	(b)
April 20, 2020	0.2	note(c)	note	(c)
August 12, 2020	2.1	2020	note	(a)
August 12, 2020	0.3	note(b)	note	(b)

Notes:

(a)         The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)         This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)          This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

(d)         This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2018	559,775	1,957
Purchased	795,005	5,451
Vested	(233,750)	(731)
As at December 31, 2018	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155

Based on the estimated achievement of performance conditions for 2020 financial year LTIP awards, the determined monetary amount was US$30,355,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2023.

For the years ended December 31, 2020, 2019 and 2018, US$7,038,000, US$262,000 and US$692,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Research and development expenses	7,252	2,640	1,000
Selling and administrative expenses	3,552	1,779	1,227
Cost of goods	101	—	—
	10,905	4,419	2,227
Recorded with a corresponding credit to:
Liability	7,778	2,694	764
Additional paid-in capital	3,127	1,725	1,463
	10,905	4,419	2,227

For the years ended December 31, 2020, 2019 and 2018, US$4,092,000, US$526,000 and US$1,770,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2020 and 2019, US$7,089,000 and US$3,403,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2020, the total unrecognized compensation cost was approximately US$28,623,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

20. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Year Ended December 31, 2020
	Oncology/	Other
	Immunology	Ventures	Total
	(in US$’000)
Goods—Marketed Products (note (a))	11,329	—	11,329
Goods—Distribution	—	197,761	197,761
Services—Commercialization—Marketed Products	3,734	—	3,734
—Collaboration Research and Development	9,771	—	9,771
—Research and Development	491	—	491
Royalties (note (a))	4,890	—	4,890
	30,215	197,761	227,976

Third parties	29,724	192,277	222,001
Related parties (Note 23(i))	491	5,484	5,975
	30,215	197,761	227,976

	Year Ended December 31, 2019
	Oncology/	Other
	Immunology	Ventures	Total
	(in US$’000)
Goods—Marketed Products (note (a))	8,113	—	8,113
Goods—Distribution	—	175,514	175,514
Services—Commercialization	—	2,584	2,584
—Collaboration Research and Development	15,532	—	15,532
—Research and Development	494	—	494
Royalties (note (a))	2,653	—	2,653
	26,792	178,098	204,890

Third parties	26,298	170,461	196,759
Related parties (Note 23(i))	494	7,637	8,131
	26,792	178,098	204,890

	Year Ended December 31, 2018
	Oncology/	Other
	Immunology	Ventures	Total
	(in US$’000)
Goods—Marketed Products (note (a))	3,324	—	3,324
Goods—Distribution	—	161,216	161,216
Services—Commercialization	—	11,660	11,660
—Collaboration Research and Development	17,681	—	17,681
—Research and Development	7,832	—	7,832
Royalties (note (a))	261	—	261
Licenses (note (b))	12,135	—	12,135
	41,233	172,876	214,109

Third parties	33,401	164,570	197,971
Related parties (Note 23(i))	7,832	8,306	16,138
	41,233	172,876	214,109

Notes:

(a)

Goods—Marketed Products and royalties relate to revenue from an oncology drug developed by the Oncology/Immunology segment and launched into the market. It was represented under the Oncology/Immunology segment to align with a change to the segment reporting. Refer to Note 26.

(b)

Relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of an oncology drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.

The following table presents liability balances from contracts with customers:

	December 31,
	2020	2019
	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	1,450	1,753
Current—Other Ventures segment (note (b))	147	353
	1,597	2,106
Non-current—Oncology/Immunology segment (note (a))	484	133
Total deferred revenue (note (c) and (d))	2,081	2,239

Notes:

(a)   Oncology/Immunology segment deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)   Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)   Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2020	2019
	(in US$’000)
Not later than 1 year	1,597	2,106
Between 1 to 2 years	211	133
Between 2 to 3 years	205	—
Between 3 to 4 years	68	—
	2,081	2,239

(d)         As at January 1, 2020, deferred revenue was US$2.2 million, of which US$0.9 million was recognized during the year ended December 31, 2020.

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

In July 2020, the Group entered an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2020 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Elunate as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract under ASC 606 as it added distinct research and development services for the LCIs to the Lilly Agreement. As at December 31, 2020, no LCI regulatory approval milestones were achieved. The 2020 Amendment related to the promotion and marketing services is a separate contract under ASC 606 as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification under ASC 606 as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved. As at December 31, 2020, no additional development and regulatory approval milestone amounts were achieved.

Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Research and development cost reimbursements	1,876	3,910	9,309
Amortization of the upfront payment	83	88	122
Recognition and amortization of the milestone payments (note)	32	7	13,849
Royalties	4,890	2,653	261
Goods—Marketed Products	11,329	8,113	3,324
Promotion and marketing services	3,734	—	—
	21,944	14,771	26,865

Note: During the years ended December 31, 2020 and 2019, no milestones were achieved. During the year ended December 31, 2018, the Group achieved milestones in relation to the acceptance and approval respectively, of a new drug application by the National Medical Products Administration of China for Elunate as a treatment of patients with advanced colorectal cancer.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing savolitinib for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of savolitinib in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2020 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000

Under ASC 606, the Group identified the following performance obligations under the AZ Agreement: (1) the license for the commercialization rights to savolitinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to savolitinib and the research and development services were 95% and 5% respectively. Control of the license to savolitinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for savolitinib as a measure of progress.

Revenue recognized under the AZ Agreement by transaction price type is as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Research and development cost reimbursements	8,289	10,883	5,876
Amortization of the upfront payment (note (a))	(330)	302	273
Recognition and amortization of the milestone payments (note (a) and (b))	(179)	342	387
	7,780	11,527	6,536

Notes:

(a)         During the year ended December 31, 2020, estimated costs inputs used for the measure of progress was adjusted to reflect the additional estimated development costs for phase III clinical trial costs for RCC.

(b)         During the years ended December 31, 2020, 2019 and 2018, no milestones were achieved.

21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Clinical trial related costs	105,869	87,777	73,693
Personnel compensation and related costs	63,542	46,246	35,340
Other research and development expenses	5,365	4,167	5,128
	174,776	138,190	114,161

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2020, 2019 and 2018, the Group has incurred research and development expenses of US$8,291,000, US$2,921,000 and nil respectively, related to such collaborative arrangements.

22. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions, if any, are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 15) and other non-current liabilities. For the years ended December 31, 2020, 2019 and 2018, the Group received government grants of US$4,724,000, US$8,742,000 and US$1,798,000 respectively.

The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Research and development expenses	1,607	6,133	1,422
Other income	539	780	573
	2,146	6,913	1,995

23. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)    Transactions with related parties:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	5,484	7,637	8,306
Revenue from research and development services from:
An equity investee	491	494	7,832
Purchases from:
Equity investees	3,347	2,465	2,827
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	332	430	546
An equity investee	—	2,682	12,703
	332	3,112	13,249
Rendering of management services from:
An indirect subsidiary of CK Hutchison	955	931	922

(ii)    Balances with related parties included in:

	December 31,
	2020	2019
	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,222	1,844
Amounts due from related parties
Equity investees (note (a) and (b))	1,142	24,623
Amount due from a related party
An equity investee (note (b))	—	16,190
Amounts due to a related party
An indirect subsidiary of CK Hutchison (note (c))	401	366
Other deferred income
An equity investee (note (d))	950	1,103

Notes:

(a)         Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)         As at December 31, 2020 and 2019, the Group had dividend receivables from an equity investee of nil and US$39,671,000 respectively.

(c)          Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(d)         Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)    Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Sales	36,500	27,343	19,981
Purchases	13,936	13,380	15,568
Interest expense	—	—	62
Dividends declared	1,462	—	2,564

(iv)    Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2020	2019
	(in US$’000)
Accounts receivable	6,184	5,228
Accounts payable	4,856	4,363
Other non-current liabilities
Loan	579	579

24. Income Taxes

(i)    Income tax expense

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Current tax
HK (note (a))	457	321	436
PRC (note (b))	872	708	1,293
U.S. and others (note (c))	219	636	235
Total current tax	1,548	1,665	1,964
Deferred income tax	3,281	1,609	2,000
Income tax expense	4,829	3,274	3,964

Notes:

(a)         The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)         Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2022 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2020, 2019 and 2018, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

(c)          The Company’s subsidiary in the U.S. with operations in New Jersey and New York states is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 9% to 16.55% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. One of the Group’s subsidiaries is subject to corporate tax in EU countries at 19% or 20% on the estimated assessable profits in relation to its permanent establishment in these countries in 2020 and/or 2019.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(189,734)	(141,105)	(86,655)
Tax calculated at the statutory tax rate of the Company	(31,306)	(23,282)	(14,298)
Tax effects of:
Different tax rates available in different jurisdictions	4,025	2,027	1,349
Tax valuation allowance	46,321	25,498	19,414
Preferential tax rate difference	(154)	(177)	—
Preferential tax deduction and credits	(18,814)	(5,444)	(5,800)
Expenses not deductible for tax purposes	3,476	4,098	1,902
Utilization of previously unrecognized tax losses	(114)	(285)	(329)
Withholding tax on undistributed earnings of PRC entities	3,962	1,894	1,983
Others	(2,567)	(1,055)	(257)
Income tax expense	4,829	3,274	3,964

(ii)    Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019
	(in US$’000)
Deferred tax assets
Tax losses	117,064	68,481
Others	6,829	1,733
Total deferred tax assets	123,893	70,214
Less: Valuation allowance	(122,378)	(69,399)
Deferred tax assets	1,515	815
Deferred tax liabilities
Undistributed earnings from PRC entities	4,994	3,081
Others	69	77
Deferred tax liabilities	5,063	3,158

The movements in deferred tax assets and liabilities are as follows:

	2020	2019	2018
	(in US$’000)
As at January 1	(2,343)	(4,256)	(3,819)
Utilization of previously recognized withholding tax on undistributed earnings	2,323	3,390	1,373
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(3,962)	(1,894)	(1,983)
Deferred tax on amortization of intangible assets	18	18	19
Deferred tax on provision for assets	663	267	(36)
Exchange differences	(247)	132	190
As at December 31	(3,548)	(2,343)	(4,256)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2020	2019
	(in US$’000)
No expiry date	53,940	40,897
2022	195	182
2023	—	—
2024	3,998	3,716
2025	38,357	35,648
2026	51,034	47,661
2027	66,555	62,794
2028	114,490	106,793
2029	186,844	154,454
2030	259,163	—
	774,576	452,145

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

The table below summarizes changes in the deferred tax valuation allowance:

	2020	2019	2018
	(in US$’000)
As at January 1	69,399	49,021	31,662
Charged to consolidated statements of operations	46,321	25,498	19,414
Utilization of previously unrecognized tax losses	(114)	(285)	(329)
Write-off of tax losses	—	(3,142)	—
Others	—	—	(105)
Exchange differences	6,772	(1,693)	(1,621)
As at December 31	122,378	69,399	49,021

As at December 31, 2020 and 2019, the Group did not have any material unrecognized uncertain tax positions.

(iii)     Income tax payable

	2020	2019	2018
	(in US$’000)
As at January 1	1,828	555	979
Current tax	1,548	1,665	1,964
Withholding tax upon dividend declaration from PRC entities (note (a))	2,323	2,581	1,373
Tax paid (note (b))	(5,940)	(2,970)	(3,752)
Reclassification from non-current withholding tax	812	—	—
Reclassification to prepaid tax	485	—	—
Exchange difference	64	(3)	(9)
As at December 31	1,120	1,828	555

Notes:

(a)         The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.

(b)         The amount for 2020 is net of the PRC Enterprise Income Tax (“EIT”) refund of US$0.4 million received by HSPL. The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

25. Losses Per Share

(i)    Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2020	2019	2018
Weighted average number of outstanding ordinary shares in issue	697,931,437	665,683,145	664,263,820
Net loss attributable to the Company (US$’000)	(125,730)	(106,024)	(74,805)
Losses per share attributable to the Company (US$ per share)	(0.18)	(0.16)	(0.11)

(ii)    Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option, LTIP awards and warrants issued by the Company using the treasury stock method.

For the years ended December 31, 2020, 2019 and 2018, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2020, 2019 and 2018.

26. Segment Reporting

The Group’s operating segments are as follows:

(i)                  Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)         R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and

(b)         Marketed Products: comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.

(ii)               Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and over-the-counter pharmaceuticals as well as consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

In the second half of 2020, the Group (1) renamed the Innovation Platform to Oncology/Immunology segment and Commercial Platform to Other Ventures segment; and began (2) separately presenting R&D activities in the U.S. and other locations under Oncology/Immunology segment, (3) including the results from manufacturing and commercializing Elunate under Marketed Products in Oncology/Immunology segment, and (4) aggregating the remaining commercial businesses under Other Ventures segment with Hong Kong included within the PRC. These changes are consistent with the chief operating decision maker’s view of the business. The segment information below as at and for the years ended December 31, 2019 and 2018 have been revised so that all segment disclosures are comparable.

The segment information is as follows:

	Year Ended December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Revenue from external customers	10,262	—	10,262	19,953	30,215	197,761	—	227,976
Interest income	461	—	461	—	461	167	2,608	3,236
Equity in earnings of equity investees, net of tax	(97)	—	(97)	—	(97)	79,143	—	79,046
Segment operating (loss)/profit	(119,740)	(63,482)	(183,222)	7,607	(175,615)	83,888	(18,174)	(109,901)
Interest expense	—	—	—	—	—	—	787	787
Income tax expense/(credit)	402	(642)	(240)	167	(73)	824	4,078	4,829
Net (loss)/income attributable to the Company	(120,096)	(62,683)	(182,779)	7,282	(175,497)	72,785	(23,018)	(125,730)
Depreciation/amortization	5,458	119	5,577	—	5,577	292	192	6,061
Additions to non-current assets (other than financial instruments and deferred tax assets)	22,574	754	23,328	—	23,328	817	1,090	25,235

	December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505

	Year Ended December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Revenue from external customers	16,026	—	16,026	10,766	26,792	178,098	—	204,890
Interest income	322	—	322	—	322	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	—	147	—	147	40,553	—	40,700
Segment operating (loss)/profit	(111,518)	(21,785)	(133,303)	5,887	(127,416)	45,255	(17,214)	(99,375)
Interest expense	—	—	—	—	—	—	1,030	1,030
Income tax expense	63	197	260	—	260	939	2,075	3,274
Net (loss)/income attributable to the Company	(111,308)	(21,926)	(133,234)	5,872	(127,362)	41,488	(20,150)	(106,024)
Depreciation/amortization	4,448	62	4,510	—	4,510	264	168	4,942
Additions to non-current assets (other than financial instruments and deferred tax assets)	8,602	1,308	9,910	—	9,910	2,772	148	12,830

	December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Total assets	93,332	4,452	97,784	813	98,597	170,891	195,634	465,122
Property, plant and equipment	18,907	515	19,422	—	19,422	789	644	20,855
Right-of-use assets	1,584	861	2,445	—	2,445	2,466	605	5,516
Leasehold land	1,110	—	1,110	—	1,110	—	—	1,110
Goodwill	—	—	—	—	—	3,112	—	3,112
Other intangible asset	—	—	—	—	—	275	—	275
Investments in equity investees	447	—	447	—	447	98,497	—	98,944

	Year Ended December 31, 2018
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total
	(in US$’000)
Revenue from external customers	37,648	—	37,648	3,585	41,233	172,876	—	214,109
Interest income	119	—	119	—	119	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	—	(18,981)	—	(18,981)	38,314	—	19,333
Segment operating (loss)/profit	(99,992)	(4,602)	(104,594)	2,008	(102,586)	46,990	(10,717)	(66,313)
Interest expense	—	—	—	—	—	62	947	1,009
Income tax expense	39	42	81	—	81	1,662	2,221	3,964
Net (loss)/income attributable to the Company	(99,783)	(4,632)	(104,415)	2,003	(102,412)	41,372	(13,765)	(74,805)
Depreciation/amortization	3,326	8	3,334	—	3,334	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,133	65	5,198	—	5,198	584	720	6,502

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between Oncology/Immunology segment and Other Ventures segment was US$17,059,000, US$3,354,000 and nil for the years ended December 31, 2020, 2019 and 2018 respectively.

There were two customers under Other Ventures segment (with aggregate revenue of US$62,493,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2020. There was one customer, under Other Ventures segment (with revenue of US$27,343,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019. There was one customer, under Oncology/Immunology segment (with revenue of US$26,865,000), which accounted for over 10% of the Group’s revenue for the year ended December 31, 2018.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Segment operating loss	(109,901)	(99,375)	(66,313)
Interest expense	(787)	(1,030)	(1,009)
Income tax expense	(4,829)	(3,274)	(3,964)
Net loss	(115,517)	(103,679)	(71,286)

27. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2020	2019	2018
	(in US$’000)
Net loss	(115,517)	(103,679)	(71,286)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	43	195	76
Depreciation and amortization	6,061	4,942	3,590
Gain from purchase of a subsidiary	—	(17)	—
Loss on retirement of property, plant and equipment	85	17	33
Provision for excess and obsolete inventories	65	316	37
Provision for credit losses	77	(25)	(202)
Share-based compensation expense—share options	8,737	7,173	7,903
Share-based compensation expense—LTIP	10,905	4,419	2,227
Equity in earnings of equity investees, net of tax	(79,046)	(40,700)	(19,333)
Dividends received from SHPL and HBYS	86,708	28,135	35,218
Changes in right-of-use assets	(2,197)	224	—
Unrealized currency translation (gain)/loss	(6,149)	1,679	1,515
Changes in income tax balances	(1,111)	304	212
Changes in working capital
Accounts receivable—third parties	(5,315)	(1,209)	(1,564)
Accounts receivable—related parties	622	938	1,078
Other receivables, prepayments and deposits	(9,602)	(2,452)	(2,385)
Amounts due from related parties	—	(282)	27
Inventories	(3,623)	(4,215)	(557)
Long-term prepayment	153	253	292
Accounts payable	7,651	(1,664)	1,260
Other payables, accruals and advance receipts	37,437	26,019	16,286
Lease liabilities	2,258	(101)	—
Deferred revenue	(158)	(709)	(239)
Amounts due to related parties	35	(66)	(6,589)
Other	(185)	(407)	(446)
Total changes in working capital	29,273	16,105	7,163
Net cash used in operating activities	(62,066)	(80,912)	(32,847)

28. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. As at December 31, 2020, the legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at December 31, 2020, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$1.0 million, US$0.9 million and US$1.2 million respectively.

29. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.2 million and US$0.3 million as at December 31, 2020 and 2019 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$99.9 million and US$61.6 million as at December 31, 2020 and 2019 respectively.

30. Subsequent Events

The Group evaluated subsequent events through March 4, 2021, which is the date when the consolidated financial statements were issued.

In January 2021, the Group entered into a contract with a third party contractor for approximately US$46.8 million in connection with the construction of a factory in Shanghai.